1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                 No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing
Company, Ltd.
Financial Statements for the
Nine Months Ended September 30, 2005 and 2004 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company, Ltd.
We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company, Ltd. as of September 30, 2005 and 2004, and the related statements of income and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
October 12, 2005
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ report and financial statements shall prevail.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
BALANCE SHEETS
SEPTEMBER 30, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2005		2004
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2, 3 and 4)	$58,467,326	12	$70,371,977	15
Short-term investments, net (Notes 2 and 4)	48,821,970	10	46,128,381	10
Receivables from related parties (Note 18)	23,036,804	5	19,894,936	4
Notes and accounts receivable	18,605,971	4	17,765,694	4
Allowance for doubtful receivables (Note 2)	(977,365)	—	(983,077)	—
Allowance for sales returns and others (Note 2)	(3,417,328)	—	(3,342,566)	(1)
Other receivables from related parties (Note 18)	1,650,678	—	3,083,984	1
Other financial assets (Notes 2 and 22)	1,190,963	—	792,139	—
Inventories, net (Notes 2 and 5)	15,070,064	3	12,628,465	3
Deferred income taxes assets (Notes 2 and 12)	1,781,000	—	2,471,000	—
Prepaid expenses and other current assets	823,972	—	953,069	—

Total current assets	165,054,055	34	169,764,002	36

LONG-TERM INVESTMENTS (Notes 2, 6, 16 and 21)
Equity method	50,235,546	10	45,792,238	10
Cost method	774,373	—	717,299	—
Long-term bonds	19,647,173	4	11,676,396	3
Other investments	8,301,360	2	7,917,920	2

Total long-term investments	78,958,452	16	66,103,853	15

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 7 and 18)
Cost
Buildings	89,619,890	19	82,012,404	18
Machinery and equipment	453,130,574	94	374,207,513	81
Office equipment	7,726,708	1	6,853,204	1

	550,477,172	114	463,073,121	100
Accumulated depreciation	(346,517,367)	(72)	(285,808,476)	(61)
Advance payments and construction in progress	14,949,566	3	29,891,273	6

Net property, plant and equipment	218,909,371	45	207,155,918	45

GOODWILL (Note 2)	1,654,853	—	2,003,244	—

OTHER ASSETS
Deferred income taxes assets (Notes 2 and 12)	11,042,079	3	7,796,174	2
Deferred charges, net (Notes 2, 8 and 21)	7,322,444	2	9,520,310	2
Refundable deposits	83,642	—	29,353	—
Assets leased to others, net (Note 2)	74,312	—	80,047	—
Idle assets, net (Note 2)	6,789	—	54,791	—

Total other assets	18,529,266	5	17,480,675	4

TOTAL	$483,105,997	100	$462,507,692	100

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$6,691,135	1	$7,357,718	2
Payables to related parties (Notes 18 and 21)	3,350,905	1	5,639,023	1
Income tax payable	1,364,915	—	245,103	—
Accrued expenses and other current liabilities (Notes 2, 10, 21 and 22)	10,182,159	2	10,729,638	2
Payables to contractors and equipment suppliers	10,814,978	3	15,260,860	3
Current portion of long-term bonds payable (Note 9)	10,500,000	2	5,000,000	1

Total current liabilities	42,904,092	9	44,232,342	9

LONG-TERM LIABILITIES
Bonds payable (Note 9)	19,500,000	4	30,000,000	6
Other long-term payable (Notes 10 and 21)	1,526,648	1	2,446,848	1
Other payables to related parties (Notes 18 and 21)	1,111,798	—	2,468,088	1

Total long-term liabilities	22,138,446	5	34,914,936	8

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 11)	3,451,671	1	2,975,006	1
Guarantee deposits (Note 21)	2,363,889	—	524,268	—
Deferred credits (Notes 2 and 18)	1,136,767	—	598,350	—

Total other liabilities	6,952,327	1	4,097,624	1

Total liabilities	71,994,865	15	83,244,902	18

SHAREHOLDERS’ EQUITY (Notes 2, 14, 15 and 16)
Capital stock — $10 par value
Authorized: 27,050,000 thousand shares in 2005, 24,600,000 thousand shares in 2004
Issued: 24,727,348 thousand shares in 2005, 23,251,877 thousand shares in 2004	247,273,476	51	232,518,770	50
Capital surplus	56,777,040	12	56,529,100	12
Retained earnings
Appropriated as legal capital reserve	34,348,208	7	25,528,007	6
Appropriated as special capital reserve	2,226,427	—	—	—
Unappropriated earnings	72,296,264	15	66,007,204	14
Others
Unrealized loss on long-term investments	—	—	(3,967)	—
Cumulative translation adjustments	(260,171)	—	300,345	—
Treasury stock (at cost) - 46,808 thousand shares in 2005 and 45,970 thousand shares in 2004	(1,550,112)	—	(1,616,669)	—

Total shareholders’ equity	411,111,132	85	379,262,790	82

TOTAL	$483,105,997	100	$462,507,692	100

     The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2005		2004
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 18)	$187,279,666		$195,779,620

SALES RETURNS AND ALLOWANCES (Note 2)	3,852,617		3,662,137

NET SALES	183,427,049	100	192,117,483	100

COST OF SALES (Notes 13 and 18)	108,047,657	59	109,109,645	57

GROSS PROFIT	75,379,392	41	83,007,838	43

OPERATING EXPENSES (Notes 13 and 18)
Research and development	9,972,853	5	8,947,939	4
General and administrative	5,625,306	3	7,214,420	4
Marketing	991,423	1	1,050,619	1

Total operating expenses	16,589,582	9	17,212,978	9

INCOME FROM OPERATIONS	58,789,810	32	65,794,860	34

NON-OPERATING INCOME AND GAINS
Interest (Notes 2 and 22)	2,446,385	1	1,060,412	1
Settlement income (Note 20)	711,324	1	—	—
Technical service income (Notes 18 and 21)	322,976	—	327,583	—
Gain on disposal of property, plant and equipment (Notes 2 and 18)	149,014	—	144,899	—
Investment income recognized by equity method, net (Notes 2 and 6)	—	—	3,431,747	2
Gain on sales of investments (Note 2)	—	—	111,771	—
Others (Note 18)	248,776	—	322,958	—

Total non-operating income and gains	3,878,475	2	5,399,370	3

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 2, 7, 9 and 22)	2,248,150	1	877,772	1
Investment loss recognized by equity method, net (Notes 2 and 6)	1,277,187	1	—	—
Unrealized valuation loss on short-term investments (Notes 2 and 4)	264,068	—	—	—
Loss on sales of investment, net (Note 2)	134,440	—	—	—
Foreign exchange loss, net (Notes 2 and 22)	117,301	—	538,765	—
Others (Note 2)	208,949	—	92,738	—

Total non-operating expenses and losses	4,250,095	2	1,509,275	1

(Continued)

	2005		2004
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$58,418,190	32	$69,684,955	36

INCOME TAX BENEFIT (Notes 2 and 12)	1,256,710	1	447,026	—

NET INCOME	$59,674,900	33	$70,131,981	36

	2005		2004
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 17)
Basic earnings per share	$2.37	$2.42	$2.82	$2.84

Diluted earnings per share	$2.37	$2.42	$2.82	$2.83

The pro forma net income and earnings per share (after income tax) are shown as follows, based on the assumption that the parent company stock held by its subsidiaries is treated as an investment instead of the treasury stock (Notes 2 and 16):

	2005	2004
NET INCOME	$59,766,385	$70,145,749

EARNINGS PER SHARE (NT$)
Basic earnings per share	$2.42	$2.83

Diluted earnings per share	$2.42	$2.83

The accompanying notes are an integral part of the financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$59,674,900	$70,131,981
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,437,043	46,456,739
Deferred income taxes	(2,329,076)	(874,578)
Investment loss (income) recognized by equity method, net	1,277,187	(3,431,747)
Gain on sales of long-term investments, net	(2,810)	(2,150)
Amortization of premium/discount from long-term bond investments	91,155	3,347
Gain on disposal of property, plant and equipment and idle assets, net	(88,449)	(81,423)
Loss on idle assets	106,964	—
Donation of idle assets	7,207	—
Accrued pension cost	350,475	374,755
Dividends received from equity method investee	668,464	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables from related parties	(6,850,721)	(5,027,274)
Notes and accounts receivable	(3,279,090)	(3,847,887)
Allowance for doubtful receivables	(3,096)	(32,945)
Allowance for sales returns and others	89,414	1,216,541
Other receivables from related parties	(1,426,377)	(144,559)
Other financial assets	1,114,112	289,603
Inventories, net	(898,119)	(1,721,307)
Prepaid expenses and other current assets	409,527	638,897
Increase (decrease) in:
Accounts payable	202,518	1,273,842
Payables to related parties	(1,115,663)	(224,782)
Income tax payable	985,012	118,000
Accrued expenses and other current liabilities	1,083,540	1,831,179
Deferred credits	119,681	—

Net cash provided by operating activities	101,623,798	106,946,232

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in short-term investments, net	4,157,125	(36,971,775)
Acquisitions of:
Long-term investments	(10,101,540)	(21,199,764)
Property, plant and equipment	(60,336,499)	(55,650,076)
Proceeds from disposal of:
Long-term investments	4,528,858	7,552
Property, plant and equipment and idle assets	1,502,142	310,038
Increase in deferred charges	(735,673)	(1,053,342)
Decrease in refundable deposits	1,771	148,026

Net cash used in investing activities	(60,983,816)	(114,409,341)

(Continued)

	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid for common stock	$(46,504,097)	$(12,159,971)
Cash bonus paid to employees	(3,086,215)	(681,628)
Increase (decrease) in guarantee deposits	1,951,496	(239,221)
Bonus to directors and supervisors	(231,466)	(127,805)
Proceeds from exercise of stock options	165,808	—
Repurchase of treasury stock	—	(7,059,798)
Cash dividends paid for preferred stock	—	(184,493)

Net cash used in financing activities	(47,704,474)	(20,452,916)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,064,492)	(27,916,025)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	65,531,818	98,288,002

CASH AND CASH EQUIVALENTS, END OF PERIOD	$58,467,326	$70,371,977

SUPPLEMENTAL INFORMATION
Interest paid (excluding the amount capitalized of NT$262,109 thousand for the nine months ended September 30, 2004)	$1,643,874	$169,670

Income tax paid	$87,315	$309,552

NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term bonds payable	$10,500,000	$5,000,000

Current portion of other payables to related parties (under payables to related parties)	$701,096	$1,914,915

Current portion of other long-term payable (under accrued expenses and other current liabilities)	$1,516,436	$1,817,542

Reclassification of short-term investments to long-term investments	$—	$3,402,413

The accompanying notes are an integral part of the financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)
1. GENERAL
Taiwan Semiconductor Manufacturing Company, Ltd. (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.
As of September 30, 2005 and 2004, the Company had 19,475 and 19,089 employees, respectively.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements are presented in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.
For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.
Significant accounting policies are summarized as follows:
     Use of Estimates
The preparation of financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Non-current Assets and Liabilities
Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.
Cash Equivalents
Government bonds under repurchase agreements, treasury bills, notes, and commercial papers acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments
Short-term investments primarily consist of corporate bonds, agency bonds, asset-backed securities, bond funds, government bonds and others.
Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance for decline in value is provided and is charged to current income when the aggregate carrying amount of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value.
The costs of funds and listed stocks sold are accounted for using the weighted-average method; whereas other securities sold are accounted for using the specific identification method.
The market value of funds is determined using the net asset value of the funds at the end of the period, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the period. The market value of other short-term investments is determined using the average of bid and ask prices as of the balance sheet date.
Cash dividends are recorded as investment income in the current period.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful receivables by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the shipment is made, price is fixed or determinable, and the collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by our customers. The Company records a provision for estimated future returns and other allowances in the period the related revenue is recorded. Provisions for estimated sales returns and other allowances are generally made at a specific percentage based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash to be received.
Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of the period. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for finished goods and work in process. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Long-term Investments
Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s proportionate share in the net income or net loss of investee companies is recognized in the “investment income/loss recognized by equity method, net” account. When equity investments are made, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s net equity is amortized using the straight-line method over five years and is also recorded in the “investment income/loss recognized by equity method, net” account.
When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as investment income in the year received but are accounted for as reductions in the carrying amount of the investments if the dividends are received in the year of acquisition. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment.
Investments in mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net asset value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.
When an indication of significant impairment is identified in an investee company, the carrying amount of this investment is reduced to reflect an other-than-temporary decline, with the related impairment loss charged to current income.
The costs of stocks and mutual funds sold are determined using the weighted-average method.
Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and recorded as an adjustment to interest income.
When investments in publicly-traded stocks are reclassified from short-term investments to long-term investments or from long-term investments to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying amount, and the market value becomes the new basis.
If an investee company recognizes an unrealized loss on its long-term investments using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its ownership percentage in the investee company and records the amount as a component of its shareholders’ equity.
Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sales of the related products to third parties. Gains or losses on sales from investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties. Gains or losses on sales between investee companies accounted for using the equity method are deferred in proportion to the Company’s weighted-average ownership percentages in the investee companies which record such gains or losses until realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the process of translating the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.
Property, Plant and Equipment, Assets Leased to Others and Idle Assets
Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of significant impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Interest expense incurred during the purchase and construction period is also capitalized.
Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.
Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the period of sale or disposal.
Goodwill
Goodwill represents the excess of the consideration paid for acquisition over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years. If an event occurs or circumstances change that more likely than not reduce the fair value of goodwill below its carrying amount, an impairment loss is charged to current income. Subsequent recovery in the fair value of the goodwill may not be recorded such as to reverse the impairment loss previously recorded.
Deferred Charges
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of significant impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Pension Costs
Starting from July 1, 2005, employees are required to choose between the two pension plans available to them. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax
The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from the purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.
Income tax on unappropriated earnings of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
Stock-based Compensation
Employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.
Treasury Stock
When the Company repurchases its outstanding common stock, the cost of the reacquired stock is recorded as treasury stock as a reduction to shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed in proportionate to the equity percentage of the retirement. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount. The Company’s stock held by its subsidiaries is also treated as treasury stock and reclassified from long-term investments to treasury stock. The gains resulted from the disposal of the treasury stock held by the subsidiaries and cash dividends received by the subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.
Foreign-currency Transactions
Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.
Derivative Financial Instruments
The Company enters into foreign currency forward contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts are recorded in New Taiwan dollars at the current rate of exchange of the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts are restated using the prevailing exchange rates at the balance sheet date with the resulting differences credited or charged to income. In addition, the receivables and payables related to the forward contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is credited or charged to income in the period of settlement.
The Company enters into cross-currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount is recorded using the current rate at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates on the contract dates are amortized over the terms of the contracts using the straight-line method. At the end of each period, the receivables or payables arising from cross-currency swap contracts are restated using the prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement is credited or charged to income in the period of settlement.
The Company enters into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. The cash settlement receivable or payable computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to interest income or expense associated with the hedged items.
The notional amounts of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the options bought or written are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gains or losses upon settlement are charged to current income in the period of settlement.
Reclassifications
Certain accounts in the financial statements as of and for the nine months ended September 30, 2004 have been reclassified to conform to the financial statements as of and for the nine months ended September 30, 2005.
3. CASH AND CASH EQUIVALENTS

	September 30
	2005	2004
Government bonds acquired under repurchase agreements	$29,924,288	$11,534,485
Cash and bank deposits	27,906,434	58,638,781
Commercial papers	321,757	—
Corporate issued notes	314,090	112,077
Treasury bills	757	—
Agency notes	—	86,634

	$58,467,326	$70,371,977

4. SHORT-TERM INVESTMENTS

	September 30
	2005	2004
Corporate bonds	$12,908,090	$11,237,187
Agency bonds	12,545,700	6,170,661
Corporate issued asset-backed securities	12,174,184	10,398,842
Bond funds	8,032,153	10,407,891
Government bonds	3,170,453	5,160,321
Corporate issued notes	265,958	67,927
Money market funds	58,184	—
Listed stocks	6,528	6,528
Government bonds acquired under repurchase agreements	—	2,577,163
Commercial papers	—	101,861

	49,161,250	46,128,381
Allowance for valuation losses	(339,280)	—

	$48,821,970	$46,128,381

Market value	$48,821,970	$46,201,834

The Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage investment portfolios for the Company. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of September 30, 2005, the Company had investment portfolios with these fund managers that aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as corporate bonds, agency bonds, asset-backed securities, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.
5. INVENTORIES, NET

	September 30
	2005	2004
Finished goods	$2,018,670	$2,463,121
Work in process	12,481,841	10,324,213
Raw materials	1,200,996	721,880
Supplies and spare parts	712,116	851,071

	16,413,623	14,360,285
Allowance for losses	(1,343,559)	(1,731,820)

	$15,070,064	$12,628,465

6. LONG-TERM INVESTMENTS

	September 30
	2005		2004
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Equity method
TSMC International Investment Ltd. (TSMC International)	$24,186,711	100	$24,904,849	100
TSMC (Shanghai) Company Limited (TSMC—Shanghai)	9,888,482	100	5,947,953	100
Vanguard International Semiconductor Corporation (VIS)	5,209,161	27	4,993,394	28
TSMC Partners, Ltd. (TSMC Partners)	4,084,085	100	4,150,226	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,906,083	32	3,469,018	32
Emerging Alliance Fund, L.P. (Emerging Alliance)	853,754	99	865,937	99
TSMC North America (TSMC—North America)	846,477	100	473,629	100
VentureTech Alliance Fund II, L.P. (VTAF II)	488,940	98	327,876	98
Global Unichip Corporation (GUC)	429,936	46	375,466	47
TSMC Japan K. K. (TSMC—Japan)	99,061	100	100,901	100
Chi Cherng Investment Co., Ltd. (Chi Cherng)	78,068	36	51,314	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	77,348	36	50,999	36
VisEra Technologies Company, Ltd. (VisEra)	63,858	25	56,212	25
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC—Europe)	23,582	100	24,464	100

	50,235,546		45,792,238

Cost method
Non-publicly traded stocks	472,500	—	432,500	—
Funds	301,873	—	284,799	—

	774,373		717,299

Long-term bonds
Government bonds	13,163,500		9,662,243
Corporate bonds
China Steel Corporation	2,915,834		1,095,503
Taiwan Power Company	2,005,495		918,650
Nan Ya Plastics Corporation	1,157,394		—
Formosa Plastics Corporation	270,021		—
Formosa Chemical & Fiber Corporation	134,929		—

	19,647,173		11,676,396

Other investments	8,301,360		7,917,920

	$78,958,452		$66,103,853

For the nine months ended September 30, 2005 and 2004, net investment loss and income recognized from the equity method investees was NT$1,277,187 thousand and NT$3,431,747 thousand, respectively. The carrying amounts of investments accounted for under the equity method and the related investment loss or income were determined based on the reviewed financial statements of the investees as of and for the same periods as the Company.

Other investments consisted of the following structured time-deposits:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
September 30, 2005
Step-up callable deposits
Foreign bank	$1,000,000	$422	1.40%-1.50%	Jun. 2007
Callable range accrual deposits
Foreign bank	7,301,360	27,871	(see below)	Sep. 2009-Jan. 2010

	$8,301,360	$28,293

September 30, 2004
Step-up callable deposits
Domestic bank	$2,000,000	$9,655	2.05%-2.20%	Jul. 2007-Aug. 2007
Foreign bank	5,238,240	29,716	1.44%-7.00%	Jul. 2006-Jun. 2009
Callable range accrual deposits
Foreign bank	679,680	385	(see below)	Sep. 2009

	$7,917,920	$39,756

The interest rate of the step-up callable deposits is determined by the Company and the related banks. The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the term of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of September 30, 2005 and 2004, deposits that resided in banks located in Hong Kong amounted to NT$2,655,040 thousand and NT$2,378,880 thousand, respectively; those that resided in banks located in Singapore amounted to NT$663,760 thousand and zero, respectively.
7. PROPERTY, PLANT AND EQUIPMENT
Accumulated depreciation consisted of the following:

	September 30
	2005	2004
Buildings	$41,091,353	$33,972,806
Machinery and equipment	300,003,419	247,397,596
Office equipment	5,422,595	4,438,074

	$346,517,367	$285,808,476

There was no capitalized interest for the nine months ended September 30, 2005. Interest expense for the nine months ended September 30, 2004 was NT$1,139,881 thousand (before deducting the amount capitalized of NT$262,109 thousand for the nine months ended September 30, 2004). The interest rate used for the purpose of calculating the capitalized amount was 2.80% for the nine months ended September 30, 2004.

8. DEFERRED CHARGES, NET

	September 30
	2005	2004
Technology license fees	$5,410,933	$7,024,803
Software and system design costs	1,828,117	2,248,598
Other	83,394	246,909

	$7,322,444	$9,520,310

9. BONDS PAYABLE

	September 30
	2005	2004
Domestic unsecured bonds:
Issued in October 1999 and repayable in October 2004, 5.95% interest payable annually	$—	$5,000,000
Issued in December 2000 and repayable in December 2005 and 2007 in two payments, 5.25% and 5.36% interest payable annually, respectively	15,000,000	15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three payments, 2.6%, 2.75% and 3% interest payable annually, respectively	15,000,000	15,000,000

	$30,000,000	$35,000,000

As of September 30, 2005, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount
2005 4th quarter	$10,500,000
2007	7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

30,000,000
Current portion	(10,500,000)

$19,500,000

10. OTHER LONG-TERM PAYABLES
Most of the payables resulted from license arrangements related to semiconductor-related patents. Future payments for other long-term payables as of September 30, 2005 were as follows:

Year of Repayment	Amount
2005 (4th quarter)	$1,031,062
2006	485,374
2007	464,632
(Continued)

Year of Repayment	Amount
2008	$265,504
2009	265,504
2010 and thereafter	531,008

3,043,084
Current portion (under accrued expenses and other current liabilities)	(1,516,436)

$1,526,648

11. PENSION PLANS
The Labor Pension Act became effective on July 1, 2005 and this pension mechanism is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or may continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The Act prescribe that the rate of contribution by an employer to employees’ pension accounts per month shall not be less than 6% of each employee’s monthly salary or wage. The Company has made monthly contributions based on each employee’ salary or wage to employees’ pension accounts starting from July 1, 2005, and recognized pension costs of NT$127,170 thousand for the third quarter of 2005.
The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary or wage for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries and wages paid each month to a pension fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China.
For the nine months ended September 30, 2005 and 2004, changes in the Fund and accrued pension cost under the defined benefit plan are summarized as follows:

	Nine Months Ended
	September 30
	2005	2004
The Fund
Balance, beginning of period	$1,428,001	$1,191,702
Contribution	168,958	170,709
Interest	15,629	15,562
Payment	(8,419)	(1,446)

Balance, end of period	$1,604,169	$1,376,527

Accrued pension cost
Balance, beginning of period	$3,101,196	$2,600,251
Accruals	350,475	374,755

Balance, end of period	$3,451,671	$2,975,006

12. INCOME TAX
a. A reconciliation of income tax expense based on “income before income tax” at statutory rate and current income tax expense before income tax credits was as follows:

	Nine Months Ended
	September 30
	2005	2004
Income tax expense based on “income before income tax” at statutory rate (25%)	$(14,604,548)	$(17,421,239)
Tax-exempt income	8,120,128	10,261,110
Temporary and permanent differences	(909,174)	83,509

Current income tax expense before income tax credits	$(7,393,594)	$(7,076,620)

b. Income tax benefit consisted of the following:

Current income tax expense before income tax credits	$(7,393,594)	$(7,076,620)
Additional tax at 10% on unappropriated earnings	(1,489,709)	(821,767)
Income tax credits	7,771,188	7,898,387
Other income tax adjustments	39,749	(427,552)
Net change in deferred income tax assets and liabilities
Investment tax credits	2,297,281	266,173
Temporary differences	1,530,726	755,306
Adjustments in valuation allowances	(1,498,931)	(146,901)

Income tax benefit	$1,256,710	$447,026

c. Net deferred income tax assets consisted of the following:

	September 30
	2005	2004
Current deferred income tax assets
Investment tax credits	$1,781,000	$2,471,000

Non-current deferred income tax assets, net
Investment tax credits	$26,400,865	$23,445,067
Temporary differences	(919,809)	(2,730,145)
Valuation allowances	(14,438,977)	(12,918,748)

	$11,042,079	$7,796,174

d. Integrated income tax information:
The balance of the imputation credit account as of September 30, 2005 and 2004 was NT$20,087 thousand and zero, respectively.
The expected and actual creditable ratios for distribution of earnings of 2004 and 2003 were 0.11% and 0.03%, respectively.
The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may be adjusted when the actual distribution of the imputation credits is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of September 30, 2005, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$134,467	$—	2005
		4,886,421	444,770	2006
		4,139,292	4,139,292	2007
		11,007,504	11,007,504	2008
		3,361,988	3,361,988	2009

		$23,529,672	$18,953,554

Statute for Upgrading Industries	Research and development expenditures	$3,127,586	$—	2005
		3,346,930	3,346,930	2006
		1,976,913	1,976,913	2007
		2,332,557	2,332,557	2008
		1,480,613	1,480,613	2009

		$12,264,599	$9,137,013

Statute for Upgrading Industries	Personnel training	$29,448	$—	2005
		27,311	27,311	2006
		26,780	26,780	2007
		37,207	37,207	2008

		$120,746	$91,298

Statute for Upgrading Industries	Investments in important technology-based enterprises	$38,036	$—	2005

g.	The profits generated from the following expansion and construction of the Company’s manufacturing plants are exempt from income tax:

Tax-Exemption Period
Construction of Fab 8 — module B	2002 to 2005
Expansion of Fab 2 — modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
h.	The tax authorities have examined income tax returns of the Company through 2001.

13. LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2005
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$6,530,511	$2,667,263	$9,197,774
Labor and health insurance	459,934	219,072	679,006
Pension	440,897	210,015	650,912
Meal	316,142	103,687	419,829
Welfare benefit	114,926	67,142	182,068
Other	103,464	44,331	147,795

	$7,965,874	$3,311,510	$11,277,384

Depreciation	$46,636,159	$2,254,165	$48,890,324

Amortization	$1,284,868	$1,249,154	$2,534,022

	Nine Months Ended September 30, 2004
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$6,387,517	$3,080,175	$9,467,692
Labor and health insurance	418,441	230,945	649,386
Pension	353,123	194,811	547,934
Meal	280,127	108,133	388,260
Welfare benefit	111,854	67,835	179,689
Other	101,865	194,589	296,454

	$7,652,927	$3,876,488	$11,529,415

Depreciation	$41,070,901	$1,823,129	$42,894,030

Amortization	$1,904,560	$1,653,849	$3,558,409

14. SHAREHOLDERS’ EQUITY
The Company has issued a total of 864,211 thousand ADSs which are traded on the NYSE as of September 30, 2005. The number of common shares represented by the ADSs is 4,321,053 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which is restricted to a certain percentage of the paid-in common stock of the Company.

As of September 30, 2005 and 2004, capital surplus consisted of the following:

	September 30
	2005	2004
From merger	$24,003,546	$24,003,546
Additional paid-in capital	23,175,884	23,048,918
From convertible bonds	9,360,424	9,360,424
From long-term investments	145,441	116,157
From treasury stock transactions	91,690	—
Donations	55	55

	$56,777,040	$56,529,100

The Company’s Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and supervisors and bonus to employees of the Company equal to not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors and supervisors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also stipulate that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided, however, the ratio for stock dividend shall not exceed 50% of total distribution.
Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve can be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, only 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholder’s equity (for example, unrealized loss on long-term investments and cumulative translation adjustments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2004 and 2003 had been approved in the shareholders’ meetings held on May 10, 2005 and May 11, 2004, respectively. The appropriations and dividends per share are as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2004	Year 2003	Year 2004	Year 2003
Legal capital reserve	$8,820,201	$4,725,870
Special capital reserve	2,226,427	(68,945)
Employees’ profit sharing — in cash	3,086,215	681,628
Employees’ profit sharing — in stock	3,086,215	2,726,514
Cash dividends to preferred shareholders	—	184,493	$—	$0.35
Cash dividends to common shareholders	46,504,097	12,159,971	2.00	0.60
Stock dividends to common shareholders	11,626,024	28,373,267	0.50	1.41
Bonus to directors and supervisors	231,466	127,805

	$75,580,645	$48,910,603

The amounts of the above appropriations of earnings for 2004 and 2003 are consistent with the resolutions of the meetings of the Board of Directors held on February 22, 2005 and February 17, 2004, respectively. However, the Company Law prescribes that TSMC, as a holder of treasury stock, shall not participate in the appropriation of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolutions. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged against earnings for 2004 and 2003, the after income tax basic earnings per share for the years ended December 31, 2004 and 2003 would have decreased from NT$3.97 to NT$3.70 and NT$2.33 to NT$2.15, respectively. The shares distributed as a bonus to employees represented 1.33% and 1.35% of the Company’s total outstanding common shares as of December 31, 2004 and 2003, respectively.
The above information about the appropriations of bonus to employees, directors and supervisors is available at Market Observation System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
15. STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans under the 2005 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of units authorized to be granted under the 2005 Plan, the 2003 Plan and the 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each unit eligible to subscribe to one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.
Units that had never been granted or had been granted and subsequently cancelled under the 2003 Plan and the 2002 Plan were expired as of September 30, 2005.

Information about outstanding stock options for the nine months ended September 30, 2005 and 2004 was as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Nine months ended September 30, 2005

Balance, beginning of period	64,367	$40.5
Options granted	14,864	48.4
Options exercised	(4,160)	39.9
Options cancelled	(3,777)	43.5

Balance, end of period	71,294	42.1

Nine months ended September 30, 2004

Balance, beginning of period	49,357	$43.0
Options granted	20,399	47.3
Options cancelled	(4,255)	45.9

Balance, end of period	65,501	44.1

The numbers of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.
As of September 30, 2005, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)
29.9-42.1	48,690	7.34	38.8	28,743	38.6
47.0-54.5	22,604	9.07	49.2	—	—

	71,294			28,743

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2005 and 2004. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the nine months ended September 30, 2005 and 2004 would have been as follows:

	Nine Months Ended
	September 30
	2005	2004
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%
Expected volatility	43.77%-46.15%	43.19%-43.25%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$59,674,900	$70,131,981
Pro forma net income	59,591,795	70,092,754

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$2.42	$2.84
Pro forma basic EPS	2.41	2.83
Diluted EPS as reported	2.42	2.83
Pro forma diluted EPS	2.41	2.83
The estimated weighted average fair value per unit for the options granted during the nine months ended September 30, 2005 and 2004 was NT$ 17.69 and NT$19.73, respectively.
16.	TREASURY STOCK

			(Shares in Thousands)
	Beginning	Increase/		Ending
	Shares	Distribute	Decrease	Shares
Nine months ended September 30, 2005

Reclassification of parent company stock held by subsidiaries from long-term investments	45,521	2,242	955	46,808

Nine months ended September 30, 2004

Reclassification of parent company stock held by subsidiaries from long-term investments	40,597	5,676	303	45,970
Repurchase under share buyback plan	—	124,720	124,720	—

	40,597	130,396	125,023	45,970

Proceeds from the sales of treasury stock for the nine months ended September 30, 2005 and 2004 were NT$52,273 thousand and NT$18,218 thousand, respectively. As of September 30, 2005 and 2004, the book value of the treasury stock was NT$1,550,112 thousand and NT$1,616,669 thousand, respectively; the market value was NT$2,456,486 thousand and NT$2,056,707 thousand, respectively. The Company’s stock held by its subsidiaries are treated as treasury stock and the holders are entitled to the rights of shareholders. However, starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to the right to vote.

The Company held a special meeting of the Board of Directors and approved a share buyback plan to repurchase the Company’s common shares listed on the TSE during the period from March 24, 2004 to May 23, 2004. The Company repurchased 124,720 thousand common shares for a total cost of NT$7,059,798 thousand. All the treasury stock repurchased under the buyback plan was retired on August 16, 2004.
17.	EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Nine months ended September 30, 2005

Basic EPS
Income available to common shareholders	$58,418,190	$59,674,900	24,677,788	$2.37	$2.42

Effect of dilutive potential common stock — stock options	—	—	12,110

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$58,418,190	$59,674,900	24,689,898	$2.37	$2.42

Nine months ended September 30, 2004

Basic EPS
Income available to common shareholders	$69,684,955	$70,131,981	24,731,837	$2.82	$2.84

Effect of dilutive potential common stock — stock options	—	—	7,172

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$69,684,955	$70,131,981	24,739,009	$2.82	$2.83

18.	RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Industrial Technology Research Institute (ITRI), the chairman of the Company is one of its directors.

b.	Philips, a major shareholder of the Company.

c.	Subsidiaries

TSMC — Shanghai TSMC — North America TSMC — Europe TSMC — Japan

d.	Investees

GUC (with controlling financial interest) VisEra (with controlling financial interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

e.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology)
The transactions with the aforementioned parties, except for those disclosed in other notes, are summarized as follows:

	2005		2004
	Amount	%	Amount	%
For the nine months ended September 30

Sales
TSMC — North America	$106,026,297	57	$107,409,697	55
Philips	2,145,073	1	3,980,051	2
Others	486,276	—	325,335	—

	$108,657,646	58	$111,715,083	57

Purchases
WaferTech	$7,860,055	29	$11,576,543	34
SSMC	3,611,658	14	4,604,370	14
VIS	3,300,928	12	6,912,218	21
TSMC — Shanghai	586,889	2	—	—

	$15,359,530	57	$23,093,131	69

Manufacturing expenses — technical assistance fees Philips (Note 21a)	$392,083	—	$1,022,446	1

Marketing expenses — commission
TSMC — Japan	$185,295	19	$193,748	18
TSMC — Europe	167,142	17	157,833	15

	$352,437	36	$351,581	33

General and administrative expenses — rental expense
GUC	$12,348	—	$—	—

Proceeds from disposal of property, plant and equipment
TSMC — Shanghai	$125,381	43	$2,806,462	90
VIS	—	—	32,960	1

	$125,381	43	$2,839,422	91

Non-operating income and gains
SSMC (primarily technical service income, see Note 21g)	$226,738	6	$293,727	5
VIS (primarily technical service income, see Note 21j)	140,086	4	111,983	2
TSMC — Shanghai (primarily from deferred gain realized for disposal of property, plant and equipment)	122,514	3	—	—
(Continued)

	2005		2004
	Amount	%	Amount	%
VisEra	$16,387	—	$22,876	1
WaferTech	—	—	2,901	—

	$505,725	13	$431,487	8

September 30

Receivables
TSMC — North America	$22,728,468	99	$19,404,280	98
Philips	308,335	1	432,040	2
Others	1	—	58,616	—

	$23,036,804	100	$19,894,936	100

Other receivables
TSMC Technology	$717,685	43	$3,039	—
TSMC — North America	445,856	27	77,277	3
SSMC	314,569	19	68,757	2
TSMC — Shanghai	104,705	6	2,807,784	91
VIS (Primarily resulted from technical service income, see Note 21j)	63,293	4	102,533	3
Others	4,570	1	24,594	1

	$1,650,678	100	$3,083,984	100

Payables
WaferTech	$970,004	29	$1,104,866	20
VIS	739,543	22	1,916,758	34
Philips	701,096	21	1,923,537	34
SSMC	596,493	18	637,115	11
TSMC — Shanghai	211,880	6	—	—
Others	131,889	4	56,747	1

	$3,350,905	100	$5,639,023	100

Other long-term payables
Philips (Note 21a)	$1,111,798	100	$2,468,088	100

Deferred credits
TSMC — Shanghai	$681,978	60	$598,350	100

The terms of sales to related parties are not significantly different from those to third parties. For other related party transactions, prices are determined in accordance with the related contractual agreements.
The Company deferred the gains derived from sales of property, plant and equipment to TSMC — Shanghai, and then recognized such gains over the depreciable lives of the disposed assets.
19.	SIGNIFICANT LONG-TERM LEASES
The Company leases land from the Science-Based Industrial Park Administration. These lease agreements expire on various dates from March 2008 to December 2020 and can be renewed upon their expiration.

As of September 30, 2005, future remaining lease payments were as follows:

Year	Amount
2005 (4th quarter)	$63,992
2006	251,415
2007	251,415
2008	233,250
2009	227,195
2010 and thereafter	1,292,511

$2,319,778

20.	SETTLEMENT INCOME
TSMC, TSMC — North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits have been settled out of court on January 30, 2005. As part of the settlement, SMIC will pay TSMC US$175 million over six years to resolve TSMC’s claims.
21.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
The significant commitments and contingencies of the Company as of September 30, 2005 are as follows:
a.	On June 20, 2004, the Company and Philips revised the Technical Cooperation Agreement, which was originally signed on May 12, 1997, with an effective date from January 1, 2004 for five years. Upon expiration, this amended Technical Cooperation Agreement will be terminated at the expiration date and will not be automatically renewed. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on a fixed amounts mutually agreed-on, rather than under certain percentage of the Company’s annual net sales. The Company and Philips agree to cross license the patents owned by each party. The Company also obtained through Philips a number of patent cross licenses.

b.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA. The term of this agreement is for five years beginning January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of September 30, 2005, the Company had a total of US$70,868 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of September 30, 2005, the Company’s equity interest in SSMC was 32%. The Company and Philips committed to buy specific percentages of the production capacity of SSMC. The Company and Philips are required, in the aggregate, to purchase up to 70% of SSMC’s full capacity, but the Company along is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	Beginning in 2001, the Company entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

h.	In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project.

i.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

j.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into in August 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

k.	Amounts available under unused letters of credit as of September 30, 2005 were NT$6,480 thousand.

l.	The Company provided guarantees on loans amounting to US$30,000 thousand and US$40,000 thousand for TSMC Development, Inc. (TSMC Development) and TSMC-North America, respectively.
22.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 7 attached;

j.	Financial instrument transactions:
1)	Derivative financial instruments
The Company and TSMC-Shanghai entered into derivative financial instrument transactions during the nine months ended September 30, 2005 and 2004 to manage exposures related to foreign-exchange rate and interest rate fluctuations. Certain information on these contracts was as follows:
a)	Outstanding forward exchange contracts as of September 30, 2005 and 2004
i)	The Company

			Notional
Financial			Amount
Instruments	Currency	Maturity	(in Thousands)
September 30, 2005

Sell	US$/NT$	Oct. 2005 to Dec. 2005	US$	680,000

September 30, 2004

Sell	US$/EUR	Oct. 2004	US$	33,723
Sell	US$/NT$	Oct. 2004 to Apr. 2005	US$	2,351,000
Sell	EUR/US$	Nov. 2004	EUR	58,500
As of September 30, 2005 and 2004, receivables resulted from forward exchange contracts (included in the “other financial assets” account) aggregated approximately NT$210 thousand and NT$27,881 thousand, respectively; payables resulted from forward exchange contracts (included in the “other current liabilities” account) aggregated approximately NT$277,384 thousand and NT$887,272 thousand, respectively.

ii)	As of September 30, 2005, TSMC— Shanghai did not have any outstanding forward exchange contracts. TSMC-Shanghai did not enter into any derivative financial instrument contracts during the nine months ended September 30, 2004.
b)	Cross currency swap contracts

Outstanding cross currency swap contracts as of September 30, 2005 were as follows:

	Notional		Range of
	Amount	Range of	Interest Rate
Maturity Date	(in Thousands)	Interest Rate Paid	Received
Oct. 2005 to Dec. 2005	US$1,574,000	3.65%-4.01%	1.17%-1.38%
(US$/NT$)
As of September 30, 2005, payables resulted from cross currency swap contracts (included in the “other current liabilities” account) were NT$1,148,301 thousand.
The Company did not enter into any cross currency swap contracts during the nine months ended September 30, 2004.
c)	Option contracts

Outstanding option contracts as of September 30, 2005 were as follows:

Notional
		Financial	Amount
Type	Buy/Sell	Instrument	(in Thousands)	Maturity
European	Sell	Call	US$10,000	Oct. 2005
European	Buy	Put	US$10,000	Oct. 2005
The Company did not entered into any foreign currency option contracts during the nine months ended September 30, 2004.
During the nine months ended September 30, 2005 and 2004, the net exchange gain or loss arising from forward exchange contracts, cross currency swap contracts and foreign currency option contracts was recognized in the “foreign exchange loss, net” account and the difference in interest was recorded in interest income or expense.
d)	Interest rate swap contracts

The Company rescinded all outstanding interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand was recognized in the “interest expense” account. There were no outstanding contracts as of September 30, 2005.

Outstanding contracts as of September 30, 2004 were as follows:

Notional
Amount
Contract Date	Period	(in Thousands)
Sep. 2003	Sep. 2003 to Dec. 2005	NT$500,000
Oct. 2003	Oct. 2003 to Dec. 2005	NT$500,000
Oct. 2003	Oct. 2003 to Dec. 2005	NT$500,000
Oct. 2003	Oct. 2003 to Dec. 2005	NT$500,000
Oct. 2003	Oct. 2003 to Dec. 2005	NT$500,000
Nov. 2003	Nov. 2003 to Dec. 2005	NT$500,000
e)	Transaction risk
i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss to be incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Thus, market price risk is believed to be low.

iii)	Cash flow risk and the amount and period of future cash needs.

As of September 30, 2005, the Company’s future cash needs for outstanding forward exchange contracts and cross currency swap contracts were as follows:

	Inflow	Outflow
Term	(In Thousands)	(In Thousands)
Within one year	NT$73,480,726	US$	2,254,000
The Company has sufficient operating capital to meet the above cash needs. In addition, there will be corresponding cash inflow for the cash outflow. Therefore, cash flow risk is low.
2)	Fair values of financial instruments were as follows:

	September 30, 2005		September 30, 2004
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Non-derivative financial instruments

Assets
Short-term investments	$48,821,970	$48,821,970	$46,128,381	$46,201,834
Long-term investments (securities with market price)	33,185,986	37,744,005	24,627,466	27,584,817
(Continued)

	September 30, 2005		September 30, 2004
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Liabilities
Bonds payable (including current portion)	$30,000,000	$30,372,946	$35,000,000	$35,655,089

Derivative financial instruments

Assets (liabilities)
Forward exchange contracts (sell)	(285,258)	(236,202)	(787,029)	(349,631)
Cross currency swap contracts	(1,211,143)	(872,372)	—	—
Option contracts	—	115	—	—
Interest rate swap contracts	—	—	4,361	1,391
The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payable to contractors and equipment suppliers. The carrying amounts of the aforementioned financial instruments reported in the balance sheet approximate their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits, long-term investments that do not have quoted market prices as well as other long-term payables. The future cash inflow and outflow of the deposits approximate their fair values. Some of long-term investments do not have quoted market prices; therefore, fair values for those long-term investments are not shown above. The fair value of other long-term payables is determined using the discounted value of expected cash flows, which approximates their carrying amount.

Fair values of financial instruments were determined as follows:
a)	Fair value of short-term and publicly traded long-term investments is based on quoted market prices.

b)	Fair value of bonds payable is based on their quoted market price.

c)	Fair value of derivative financial instruments is the amount receivable from or payable to the counter-party if the contracts were terminated on the balance sheet date.
The fair values of some financial and non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.
k.	Information on investment in Mainland China
1)	The name of the investee company in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, ratio of ownership, equity in the net gain or net loss, ending balance, amount received as earnings distributions from the investment, and the limitation on investment: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee company, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 18.

TABLE 1
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
FINANCING PROVIDED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

														Financing Company’s
				Maximum Balance for					Reasons for				Financing Limit for	Financing Amount
			Financial Statement	the Period	Ending Balance		Type of Financing		Short-term		Collateral		Each Borrowing	Limits
No.	Financing Name	Counter-party	Account	(US$ in Thousands)	(US$ in Thousands)	Interest Rate	(Note 1)	Transaction Amounts	Financing	Allowance for Bad Debt	Item	Value	Company	(US$ in Thousands)

1	TSMC International	TSMC Development	Other receivables	$1,991,280 ( US$ 60,000)	$1,991,280 ( US$ 60,000)	1.50%	2	$—	Operating capital	$—	—	$—	N/A	$32,788,690 ( US$ 987,968) (Note 2)

2	TSMC Partners	TSMC Development	Other receivables	2,655,040 ( US$ 80,000)	995,640 ( US$ 30,000)	1.50%	2	—	Operating capital	—	—	—	N/A	(Note 3)
Note 1:   The type No. 2 represents necessary for short-term financing.
Note 2:   Not exceeding the issued capital of the Company.
Note 3:   Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
ENDORSEMENT/GUARANTEE PROVIDED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

								Ratio of
								Accumulated Amount
		Counter-party		Limits on Each				of Collateral to	Maximum
			Nature of	Counter-party’s	Maximum		Value of Collateral	Net Equity of the	Collateral/Guarantee
	Endorsement/		Relationship	Endorsement/	Balance for the Period	Ending Balance	Property, Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousands)	(US$ in Thousands)	Equipment	Statement	(Note 1)

0	The Company	TSMC Development	3	Not exceed 10% of the net worth of	$1,991,280 (US$ 60,000)	$995,640 (US$ 30,000)	$—	0.24%	$102,777,783
		TSMC-North America	2	the Company, and be also limited to the paid-in capital of the endorsement/guarante e company, unless otherwise approved by Board of Directors.	1,327,520 (US$ 40,000)	1,327,520 (US$ 40,000)	—	0.32%
Note 1:   25% of the net worth of the Company as of September 30, 2005.
Note 2:   The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.
                The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				September 30, 2005
								Market Value or
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value		Note
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousands)		Ownership	(US$ in Thousands)

The Company	Government bonds
	United States Treas NTS	—	Short-term investment		US$	79,596	N/A	US$	79,036
	Kreditanstalt Fur Wiederaufbau	—	Short-term investment		US$	6,881	N/A	US$	6,842
	2004 Government Bond Series E	—	Short-term investment	—		300,472	N/A		300,327
	2002 Government Bond Series B	—	Long-term investment	—		357,312	N/A		356,855
	2003 Government Bond Series I	—	Long-term investment	—		3,390,177	N/A		3,389,075
	2004 Government Bond Series A	—	Long-term investment	—		2,349,870	N/A		2,349,084
	2004 Government Bond Series E	—	Long-term investment	—		3,897,408	N/A		3,893,678
	2004 Kaohsiung Municipal Bond Series A	—	Long-term investment	—		620,000	N/A		620,000
	2005 Government Bond Series A	—	Long-term investment	—		2,548,733	N/A		2,545,963

	Bond funds
	JF Taiwan First Bond Fund	—	Short-term investment	63,131		856,359	N/A		872,537
	ABN AMRO Bond Fund	—	Short-term investment	134,906		1,956,175	N/A		1,998,144
	JF Taiwan Bond Fund	—	Short-term investment	62,009		908,656	N/A		929,995
	Invesco R.O.C. Bond Fund	—	Short-term investment	47,945		688,755	N/A		701,606
	Dresdner Bond DAM Fund	—	Short-term investment	69,303		771,617	N/A		789,206
	Shinkong Chi Shin Bond Fund	—	Short-term investment	104,715		1,450,592	N/A		1,475,703
	NITC Bond Fund	—	Short-term investment	3,764		600,000	N/A		608,756
	ABN AMRO Select Bond Fund	—	Short-term investment	18,235		200,000	N/A		203,178
	HSBC Taiwan Money Management Fund	—	Short-term investment	41,568		600,000	N/A		607,561

	Stock
	Taiwan Mask Corp.	—	Short-term investment	1,787		6,528	—		25,479
	TSMC-North America	Subsidiary	Long-term investment	11,000		846,477	100		1,478,514	Treasury stock of NT$632,037 thousand is deducted from the carrying value.
	TSMC-Europe	Subsidiary	Long-term investment	—		23,582	100		23,582
	TSMC-Japan	Subsidiary	Long-term investment	6		99,061	100		99,061
	VIS	Investee accounted for using equity method	Long-term investment	437,891		5,209,161	27		10,071,493

	TSMC International	Subsidiary	Long-term investment	987,968		24,186,711	100		24,186,711
	TSMC Partners	Subsidiary	Long-term investment	300		4,084,085	100		4,084,085
	SSMC	Investee accounted for using equity method	Long-term investment	382		3,906,083	32		3,906,083
	GUC	Investee with controlling financial interest	Long-term investment	40,172		429,936	46		453,957

(Continued)

				September 30, 2005
								Market Value or Net
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note

	VisEra	Investee with controlling financial interest	Long-term investment	5,100		$63,858	25		$65,096

	United Industrial Gases Co., Ltd.	—	Long-term investment	16,783		193,584	10		280,687
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500		105,000	7		181,929
	W.K. Technology Fund IV	—	Long-term investment	4,000		40,000	2		45,419
	Hontung Venture Capital Co., Ltd.	—	Long-term investment	8,392		83,916	10		51,239
	Gobaltop Partner I Venture Capital Corp.	—	Long-term investment	5,000		50,000	1		49,601

	Corporate bonds
	Formosa Petrochemical Corporation	—	Short-term investment	—		311,568	N/A		304,783
	Abbott Labs	—	Short-term investment	—	US$	1,581	N/A	US$	1,534
	Abbott Labs	—	Short-term investment	—	US$	2,732	N/A	US$	2,612
	Ace Ltd.	—	Short-term investment	—	US$	1,046	N/A	US$	1,017
	AIG Sunamerica Global Fing Ix	—	Short-term investment	—	US$	1,032	N/A	US$	1,004
	Allstate Life Global Fdg Secd	—	Short-term investment	—	US$	2,998	N/A	US$	2,954
	Alltel Corp.	—	Short-term investment	—	US$	609	N/A	US$	602
	American Express Co.	—	Short-term investment	—	US$	3,550	N/A	US$	3,441
	American Gen Fin Corp.	—	Short-term investment	—	US$	1,768	N/A	US$	1,695
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	1,058	N/A	US$	1,016
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	3,130	N/A	US$	3,014
	American Honda Fin Corp. Mtn	—	Short-term investment	—	US$	3,800	N/A	US$	3,804
	American Intl Group Inc. Mtnf	—	Short-term investment	—	US$	3,795	N/A	US$	3,794
	Ameritech Capital Funding Co.	—	Short-term investment	—	US$	510	N/A	US$	496
	Amgen Inc.	—	Short-term investment	—	US$	3,005	N/A	US$	2,923
	Amsouth Bk Birmingham Ala	—	Short-term investment	—	US$	1,972	N/A	US$	1,964
	Anz Cap Tr I	—	Short-term investment	—	US$	1,012	N/A	US$	978
	Associates Corp. North Amer	—	Short-term investment	—	US$	2,700	N/A	US$	2,601
	Bank New York Inc.	—	Short-term investment	—	US$	1,972	N/A	US$	1,975
	Bank New York Inc.	—	Short-term investment	—	US$	1,525	N/A	US$	1,488
	Bank Scotland Treas Svcs Plc	—	Short-term investment	—	US$	2,715	N/A	US$	2,718
	Bank Utd Houston Tx Mtbn	—	Short-term investment	—	US$	580	N/A	US$	550
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,518	N/A	US$	3,478
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,757	N/A	US$	3,699
	Beneficial Corp. Mtn Bk Entry	—	Short-term investment	—	US$	2,434	N/A	US$	2,360
	Berkshire Hathaway Fin Corp.	—	Short-term investment	—	US$	1,498	N/A	US$	1,473
	British Telecommunications Plc	—	Short-term investment	—	US$	2,104	N/A	US$	2,017
	Cargill Inc.	—	Short-term investment	—	US$	2,120	N/A	US$	2,023
	Caterpillar Finl Svcs Mtn	—	Short-term investment	—	US$	5,721	N/A	US$	5,717
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	1,628	N/A	US$	1,561
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	2,246	N/A	US$	2,177
	Chubb Corp.	—	Short-term investment	—	US$	2,138	N/A	US$	2,135
	Cit Group Hldgs Inc.	—	Short-term investment	—	US$	3,203	N/A	US$	3,093
	Citicorp	—	Short-term investment	—	US$	1,473	N/A	US$	1,421
	Cogentrix Energy Inc.	—	Short-term investment	—	US$	2,885	N/A	US$	2,772
	Colonial Pipeline Co.	—	Short-term investment	—	US$	1,625	N/A	US$	1,551
	Consolidated Edison Co. Ny Inc.	—	Short-term investment	—	US$	3,688	N/A	US$	3,522
(Continued)

				September 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousands)		Ownership	Thousands)		Note

	Corestates Cap Corp.	—	Short-term investment	—	US$	1,062	N/A	US$	1,026
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	3,500	N/A	US$	3,501
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	2,100	N/A	US$	2,083
	Countrywide Finl Corp.	—	Short-term investment	—	US$	3,000	N/A	US$	3,001
	Countrywide Home Lns Inc.	—	Short-term investment	—	US$	5,210	N/A	US$	5,043
	Credit Suisse Fb USA Inc.	—	Short-term investment	—	US$	4,141	N/A	US$	4,052
	Credit Suisse Fincl Products	—	Short-term investment	—	US$	1,507	N/A	US$	1,507
	Credit Suisse First Boston	—	Short-term investment	—	US$	786	N/A	US$	754
	Credit Suisse First Boston USA	—	Short-term investment	—	US$	2,249	N/A	US$	2,191
	Daimlerchrysler North Amer	—	Short-term investment	—	US$	997	N/A	US$	971
	Daimlerchrysler North Amer Hld	—	Short-term investment	—	US$	749	N/A	US$	749
	Dayton Hudson Corp.	—	Short-term investment	—	US$	2,104	N/A	US$	2,071
	Deere John Cap Corp.	—	Short-term investment	—	US$	5,079	N/A	US$	5,042
	Dell Computer Corp.	—	Short-term investment	—	US$	3,054	N/A	US$	2,913
	Den Danske Bk Aktieselskab	—	Short-term investment	—	US$	2,192	N/A	US$	2,085
	Diageo Plc	—	Short-term investment	—	US$	3,459	N/A	US$	3,428
	Dow Chem Co.	—	Short-term investment	—	US$	921	N/A	US$	873
	European Invt Bk	—	Short-term investment	—	US$	3,918	N/A	US$	3,907
	European Invt Bk	—	Short-term investment	—	US$	8,315	N/A	US$	8,055
	Fifth Third Bk Cincinnati OH	—	Short-term investment	—	US$	2,419	N/A	US$	2,420
	First Data Corp.	—	Short-term investment	—	US$	3,013	N/A	US$	2,921
	Fleet Boston Corp.	—	Short-term investment	—	US$	2,850	N/A	US$	2,745
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$	975	N/A	US$	930
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$	494	N/A	US$	477
	Fpl Group Cap Inc.	—	Short-term investment	—	US$	1,001	N/A	US$	995
	Fpl Group Cap Inc.	—	Short-term investment	—	US$	860	N/A	US$	847
	Gannett Co Inc.	—	Short-term investment	—	US$	2,999	N/A	US$	2,960
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,989	N/A	US$	3,915
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	8,862	N/A	US$	8,790
	General Re Corp.	—	Short-term investment	—	US$	3,500	N/A	US$	3,475
	Genworth Finl Inc.	—	Short-term investment	—	US$	3,412	N/A	US$	3,415
	Goldman Sachs Group Inc.	—	Short-term investment	—	US$	3,477	N/A	US$	3,459
	Goldman Sachs Group LP	—	Short-term investment	—	US$	1,637	N/A	US$	1,543
	Greenpoint Finl Corp.	—	Short-term investment	—	US$	974	N/A	US$	959
	Gte Corp.	—	Short-term investment	—	US$	2,134	N/A	US$	2,053
	Hancock John Global Fdg II Mtn	—	Short-term investment	—	US$	3,566	N/A	US$	3,527
	Hancock John Global Fdg Mtn	—	Short-term investment	—	US$	1,003	N/A	US$	972
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	296	N/A	US$	296
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	1,435	N/A	US$	1,382
	Hbos Plc Medium Term Sr Nts	—	Short-term investment	—	US$	3,201	N/A	US$	3,184
	Hbos Plc Meduim Term Sr Nts	—	Short-term investment	—	US$	2,977	N/A	US$	2,946
	Heller Finl Inc.	—	Short-term investment	—	US$	2,071	N/A	US$	1,995
	Hershey Foods Corp.	—	Short-term investment	—	US$	1,627	N/A	US$	1,551
	Hewlett Packard Co.	—	Short-term investment	—	US$	3,373	N/A	US$	3,220
	Honeywell Inc.	—	Short-term investment	—	US$	3,284	N/A	US$	3,108
	Household Fin Corp.	—	Short-term investment	—	US$	2,993	N/A	US$	2,919
(Continued)

				September 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousands)		Ownership	Thousands)		Note

	Household Fin Corp.	—	Short-term investment	—	US$	532	N/A	US$	516
	Household Fin Corp. Mtn Bk Ent	—	Short-term investment	—	US$	3,542	N/A	US$	3,490
	HSBC USA Inc. New	—	Short-term investment	—	US$	1,154	N/A	US$	1,100
	Huntington Natl Bk	—	Short-term investment	—	US$	3,003	N/A	US$	3,001
	Huntington Natl Bk Columbus OH	—	Short-term investment	—	US$	2,954	N/A	US$	2,950
	ING Bank	—	Short-term investment	—	US$	2,114	N/A	US$	2,041
	ING Sec Life Instl Fdg	—	Short-term investment	—	US$	2,544	N/A	US$	2,496
	International Business Machs	—	Short-term investment	—	US$	2,249	N/A	US$	2,214
	International Lease Fin Corp.	—	Short-term investment	—	US$	2,031	N/A	US$	2,017
	International Lease Fin Corp.	—	Short-term investment	—	US$	2,455	N/A	US$	2,437
	Intl Lease Fin Corp. Mtn	—	Short-term investment	—	US$	3,028	N/A	US$	2,964
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,406	N/A	US$	3,384
	Jackson Natl Life Global Fdg	—	Short-term investment	—	US$	1,036	N/A	US$	1,011
	Jackson Natl Life Global Fdg S	—	Short-term investment	—	US$	1,999	N/A	US$	2,003
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,663	N/A	US$	3,539
	Key Bk Na Med Term Nts Bk Entr	—	Short-term investment	—	US$	4,450	N/A	US$	4,427
	Keycorp Mtn Book Entry	—	Short-term investment	—	US$	3,500	N/A	US$	3,509
	Kraft Foods Inc.	—	Short-term investment	—	US$	773	N/A	US$	752
	Kraft Foods Inc.	—	Short-term investment	—	US$	1,037	N/A	US$	1,012
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	1,668	N/A	US$	1,639
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	499	N/A	US$	493
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	3,705	N/A	US$	3,532
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	1,163	N/A	US$	1,117
	Lincoln Natl Corp. In	—	Short-term investment	—	US$	519	N/A	US$	505
	Merita Bk Ltd. Ny Brh	—	Short-term investment	—	US$	538	N/A	US$	517
	Merrill Lynch + Co. Inc.	—	Short-term investment	—	US$	3,486	N/A	US$	3,422
	Merrill Lynch + Co. Inc.	—	Short-term investment	—	US$	1,992	N/A	US$	1,988
	Metropolitan Life Global Mtn	—	Short-term investment	—	US$	1,907	N/A	US$	1,890
	Monumental Global Fdg II	—	Short-term investment	—	US$	1,534	N/A	US$	1,483
	Monumental Global Fdg II 2002A	—	Short-term investment	—	US$	1,045	N/A	US$	1,009
	Morgan Stanley	—	Short-term investment	—	US$	2,136	N/A	US$	2,083
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	4,507	N/A	US$	4,457
	National City Corp.	—	Short-term investment	—	US$	3,426	N/A	US$	3,383
	National Westminster Bk Plc	—	Short-term investment	—	US$	1,433	N/A	US$	1,372
	Nationwide Bldg Soc	—	Short-term investment	—	US$	3,457	N/A	US$	3,457
	Nationwide Bldg Soc Mtn	—	Short-term investment	—	US$	3,000	N/A	US$	2,998
	Nationwide Life Global Mtn	—	Short-term investment	—	US$	1,463	N/A	US$	1,456
	Northern Rock Plc Medium Term	—	Short-term investment	—	US$	2,002	N/A	US$	1,994
	Pepsico Inc. Mtn Book Entry	—	Short-term investment	—	US$	3,818	N/A	US$	3,702
	Pnc Fdg Corp.	—	Short-term investment	—	US$	1,080	N/A	US$	1,037
	Popular North Amer Inc. Mtn	—	Short-term investment	—	US$	3,042	N/A	US$	2,955
	Premark Intl Inc.	—	Short-term investment	—	US$	2,954	N/A	US$	2,818
	Pricoa Global Fdg 1 Mtn	—	Short-term investment	—	US$	3,500	N/A	US$	3,501
	Protective Life Secd Trs	—	Short-term investment	—	US$	2,920	N/A	US$	2,911
	Prudential Ins Co. Amer	—	Short-term investment	—	US$	2,648	N/A	US$	2,539
	Prudential Ins Co. Amer	—	Short-term investment	—	US$	2,774	N/A	US$	2,731
(Continued)

				September 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousands)		Ownership	Thousands)		Note

	Public Svc Elec Gas Co.	—	Short-term investment	—	US$	3,225	N/A	US$	3,212
	Regions Finl Corp New	—	Short-term investment	—	US$	2,397	N/A	US$	2,386
	Reinsurance Group Amer Inc.	—	Short-term investment	—	US$	2,091	N/A	US$	2,026
	Royal Bk Scotland Group Plc	—	Short-term investment	—	US$	1,563	N/A	US$	1,501
	Royal Bk Scotland Group Plc	—	Short-term investment	—	US$	369	N/A	US$	353
	Safeco Corp.	—	Short-term investment	—	US$	765	N/A	US$	736
	Sara Lee Corp.	—	Short-term investment	—	US$	1,596	N/A	US$	1,540
	Sbc Communications Inc.	—	Short-term investment	—	US$	1,776	N/A	US$	1,729
	Sbc Communications Inc.	—	Short-term investment	—	US$	3,681	N/A	US$	3,530
	Scotland Intl Fin B V 144a	—	Short-term investment	—	US$	1,533	N/A	US$	1,464
	Shell Finance (UK) Plc	—	Short-term investment	—	US$	3,604	N/A	US$	3,503
	Slm Corp.	—	Short-term investment	—	US$	500	N/A	US$	496
	Slm Corp. Medium Term Nts	—	Short-term investment	—	US$	2,950	N/A	US$	2,929
	Sp Powerassests Ltd. Global	—	Short-term investment	—	US$	991	N/A	US$	977
	St Paul Cos Inc. Mtn Bk Ent	—	Short-term investment	—	US$	2,661	N/A	US$	2,606
	Suntrust Bks Inc.	—	Short-term investment	—	US$	1,062	N/A	US$	1,023
	Swedbank Sparbanken Svenge Ab	—	Short-term investment	—	US$	1,084	N/A	US$	1,029
	Tiaa Global Mkts Inc.	—	Short-term investment	—	US$	519	N/A	US$	503
	Tribune Co. Med Trm Nts	—	Short-term investment	—	US$	2,943	N/A	US$	2,873
	Unitedhealth Group Inc.	—	Short-term investment	—	US$	3,119	N/A	US$	3,029
	US Bk Natl Assn Cincinnati Oh	—	Short-term investment	—	US$	2,669	N/A	US$	2,673
	Virginia Elec + Pwr Co.	—	Short-term investment	—	US$	2,884	N/A	US$	2,727
	Vodafone Group Plc New	—	Short-term investment	—	US$	2,559	N/A	US$	2,515
	Wal Mart Cda Venture Corp.	—	Short-term investment	—	US$	3,670	N/A	US$	3,523
	Washington Mut Fin Corp.	—	Short-term investment	—	US$	1,043	N/A	US$	1,012
	Washington Mut Inc.	—	Short-term investment	—	US$	4,735	N/A	US$	4,563
	Washington Post Co.	—	Short-term investment	—	US$	3,182	N/A	US$	3,073
	Wells Fargo + Co. New	—	Short-term investment	—	US$	3,697	N/A	US$	3,537
	Westfield Cap Corp. Ltd.	—	Short-term investment	—	US$	1,999	N/A	US$	2,007
	Wps Resources Corp.	—	Short-term investment	—	US$	1,107	N/A	US$	1,084
	China Steel Corporation	—	Long-term investment	—		2,915,834	N/A		2,915,588
	Taiwan Power Company	—	Long-term investment	—		2,005,495	N/A		2,005,575
	Nan Ya Plastics Corporation	—	Long-term investment	—		1,157,394	N/A		1,158,270
	Formosa Plastics Corporation	—	Long-term investment	—		270,021	N/A		270,836
	Formosa Chemicals & Fiber Corporation	—	Long-term investment	—		134,929	N/A		137,529

	Agency bonds
	Fed Hm Ln Pc Pool 1H2520	—	Short-term investment	—	US$	3,961	N/A	US$	3,964
	Fed Hm Ln Pc Pool 1H2524	—	Short-term investment	—	US$	2,992	N/A	US$	2,977
	Fed Hm Ln Pc Pool E89857	—	Short-term investment	—	US$	2,081	N/A	US$	2,040
	Fed Hm Ln Pc Pool G11295	—	Short-term investment	—	US$	1,861	N/A	US$	1,824
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	1,544	N/A	US$	1,535
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,735	N/A	US$	3,700
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,954	N/A	US$	3,949
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,096	N/A	US$	5,978
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,558	N/A	US$	3,470
(Continued)

				September 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousands)		Ownership	Thousands)		Note

	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	5,142	N/A	US$	5,101
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,890	N/A	US$	3,877
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	3,992	N/A	US$	3,976
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	487	N/A	US$	480
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	2,559	N/A	US$	2,502
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,030	N/A	US$	4,006
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,051	N/A	US$	4,017
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	2,222	N/A	US$	2,168
	Federal Natl Mtg Assn Gtd	—	Short-term investment	—	US$	1,063	N/A	US$	1,033
	Fnma Pool 254507	—	Short-term investment	—	US$	2,485	N/A	US$	2,457
	Fnma Pool 254834	—	Short-term investment	—	US$	1,843	N/A	US$	1,832
	Fnma Pool 685116	—	Short-term investment	—	US$	877	N/A	US$	859
	Fnma Pool 725095	—	Short-term investment	—	US$	1,675	N/A	US$	1,639
	Fnma Pool 730033	—	Short-term investment	—	US$	1,864	N/A	US$	1,853
	Fnma Pool 740934	—	Short-term investment	—	US$	1,867	N/A	US$	1,857
	Fnma Pool 790828	—	Short-term investment	—	US$	3,811	N/A	US$	3,715
	Fnma Pool 793025	—	Short-term investment	—	US$	3,637	N/A	US$	3,580
	Fnma Pool 793932	—	Short-term investment	—	US$	813	N/A	US$	797
	Fnma Pool 794040	—	Short-term investment	—	US$	952	N/A	US$	932
	Fnma Pool 795548	—	Short-term investment	—	US$	690	N/A	US$	680
	Fnma Pool 806642	—	Short-term investment	—	US$	1,712	N/A	US$	1,692
	Fnma Pool 816594	—	Short-term investment	—	US$	2,811	N/A	US$	2,788
	Fnma Pool 825395	—	Short-term investment	—	US$	3,345	N/A	US$	3,316
	Fnma Pool 825398	—	Short-term investment	—	US$	5,007	N/A	US$	4,957
	Fnma Pool 841069	—	Short-term investment	—	US$	3,966	N/A	US$	3,942
	Gnma II Pool 081150	—	Short-term investment	—	US$	871	N/A	US$	853
	Gnma II Pool 081153	—	Short-term investment	—	US$	3,240	N/A	US$	3,165
	Fed Hm Ln Pc	—	Short-term investment	—	US$	3,466	N/A	US$	3,476
	Federal Farm Cr Bks	—	Short-term investment	—	US$	3,985	N/A	US$	3,949
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,454	N/A	US$	2,477
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,990	N/A	US$	2,982
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,932	N/A	US$	3,936
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,997	N/A	US$	4,956
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,962	N/A	US$	2,947
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,927	N/A	US$	4,898
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,976	N/A	US$	3,950
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,136	N/A	US$	4,104
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,939	N/A	US$	4,897
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,886	N/A	US$	7,886
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,233	N/A	US$	2,226
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,965	N/A	US$	4,949
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,558	N/A	US$	7,517
	Federal Home Ln Bks	—	Short-term investment	—	US$	8,594	N/A	US$	8,538
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,972	N/A	US$	3,969
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,887	N/A	US$	7,780
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,099	N/A	US$	5,931
(Continued)

				September 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	in Thousands)		Ownership	Thousands)		Note

	Federal Home Ln Bks	—	Short-term investment	—	US$	9,134	N/A	US$	9,059
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,379	N/A	US$	3,319
	Federal Home Ln Bks	—	Short-term investment	—	US$	1,042	N/A	US$	1,005
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,532	N/A	US$	2,440
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,933	N/A	US$	4,961
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,388	N/A	US$	3,405
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	999	N/A	US$	998
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,987	N/A	US$	3,955
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	9,997	N/A	US$	9,801
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,980	N/A	US$	6,972
	Federal Home Ln Mtg Corp. Mtn	—	Short-term investment	—	US$	4,930	N/A	US$	4,886
	Federal Home Loan Corp.	—	Short-term investment	—	US$	7,989	N/A	US$	7,949
	Federal Home Loan Mtg Assn	—	Short-term investment	—	US$	4,847	N/A	US$	4,856
	Federal Home Loan Mtg Corp.	—	Short-term investment	—	US$	4,903	N/A	US$	4,896
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,903	N/A	US$	6,929
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,270	N/A	US$	5,235
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,981	N/A	US$	4,941
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,921	N/A	US$	4,887
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	7,892	N/A	US$	7,887
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,943	N/A	US$	4,941
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	8,971	N/A	US$	8,934
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,430	N/A	US$	4,357
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	17,888	N/A	US$	17,839
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,928	N/A	US$	5,925
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	7,926	N/A	US$	7,929
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	9,758	N/A	US$	9,757
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	15,787	N/A	US$	15,758
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	7,000	N/A	US$	6,919
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	5,740	N/A	US$	5,698

	Corporate issued asset-backed securities
	Aegis Asset Backed Secs Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,005
	Aesop Fdg II LLC	—	Short-term investment	—	US$	4,955	N/A	US$	4,952
	American Home Mtg Invt Tr	—	Short-term investment	—	US$	535	N/A	US$	535
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	1,055	N/A	US$	1,036
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	2,000	N/A	US$	1,981
	Americredit Automobile Receiva	—	Short-term investment	—	US$	5,000	N/A	US$	4,984
	Americredit Automobile Receivb	—	Short-term investment	—	US$	4,949	N/A	US$	4,888
	Atlantic City Elc Trns Fdg LLC	—	Short-term investment	—	US$	755	N/A	US$	743
	Banc Amer Coml Mtg Inc.	—	Short-term investment	—	US$	4,698	N/A	US$	4,599
	Banc Amer Mtg Secs Inc.	—	Short-term investment	—	US$	4,030	N/A	US$	3,990
	Bank Of Amer Lease Equip Tr	—	Short-term investment	—	US$	3,582	N/A	US$	3,525
	Bear Stearns Alt A Tr	—	Short-term investment	—	US$	1,111	N/A	US$	1,111
	Bmw Veh Owner Tr	—	Short-term investment	—	US$	4,978	N/A	US$	4,931
	California Infrastructure Dev	—	Short-term investment	—	US$	1,229	N/A	US$	1,198
	Capital Auto Receivables Asset	—	Short-term investment	—	US$	2,037	N/A	US$	2,011
(Continued)

				September 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	in Thousands)		Ownership	Thousands)		Note

	Capital One Auto Fin Tr	—	Short-term investment	—	US$	124	N/A	US$	123
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,976
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	2,650	N/A	US$	2,616
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	4,957	N/A	US$	4,880
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	3,974	N/A	US$	3,956
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	2,999	N/A	US$	2,989
	Capital One Prime Auto Receiv	—	Short-term investment	—	US$	2,800	N/A	US$	2,792
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,934
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	3,299	N/A	US$	3,247
	Cendant Rent Car Fdg Aesop LLC	—	Short-term investment	—	US$	11,626	N/A	US$	11,471
	Centex Home Equity Ln Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,466
	Cit Equip Coll Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,945
	Citibank Cr Card Issuance Tr	—	Short-term investment	—	US$	9,782	N/A	US$	9,766
	Citicorp Mtg Secs	—	Short-term investment	—	US$	1,302	N/A	US$	1,292
	Cnh Equip Tr	—	Short-term investment	—	US$	5,000	N/A	US$	4,913
	Comm	—	Short-term investment	—	US$	4,600	N/A	US$	4,603
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	1,511	N/A	US$	1,495
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	1,929	N/A	US$	1,921
	Cwabs Inc.	—	Short-term investment	—	US$	5,000	N/A	US$	5,004
	Cwabs Inc.	—	Short-term investment	—	US$	801	N/A	US$	801
	Cwabs Inc.	—	Short-term investment	—	US$	2,445	N/A	US$	2,446
	Cwalt Inc.	—	Short-term investment	—	US$	1,876	N/A	US$	1,856
	Cwmbs Inc.	—	Short-term investment	—	US$	1,398	N/A	US$	1,374
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	2,016	N/A	US$	2,014
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,991	N/A	US$	4,942
	Deere John Owner Tr	—	Short-term investment	—	US$	2,501	N/A	US$	2,470
	Fifth Third Auto Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,977
	First Horizon Abs Tr	—	Short-term investment	—	US$	1,247	N/A	US$	1,249
	First Union Lehman Bros Mtg Tr	—	Short-term investment	—	US$	2,830	N/A	US$	2,716
	Ford Cr Auto Owner Tr	—	Short-term investment	—	US$	10,999	N/A	US$	10,881
	Granite Mtgs Plc	—	Short-term investment	—	US$	5,000	N/A	US$	5,000
	Gs Auto Ln Tr	—	Short-term investment	—	US$	2,547	N/A	US$	2,567
	Gs Mtg Secs Corp.	—	Short-term investment	—	US$	449	N/A	US$	449
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	1,950	N/A	US$	1,929
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	5,999	N/A	US$	5,842
	Holmes Fing No 8 Plc	—	Short-term investment	—	US$	5,001	N/A	US$	4,998
	Household Automotive Tr	—	Short-term investment	—	US$	7,266	N/A	US$	7,246
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	6,442	N/A	US$	6,354
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,250	N/A	US$	3,219
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,999	N/A	US$	3,947
	Impac Cmb Tr	—	Short-term investment	—	US$	663	N/A	US$	663
	Impac Cmb Tr	—	Short-term investment	—	US$	754	N/A	US$	754
	Impac Secd Assets Corp.	—	Short-term investment	—	US$	1,579	N/A	US$	1,579
	Lb Ubs Coml Mtg Tr	—	Short-term investment	—	US$	4,095	N/A	US$	4,060
	Long Beach Accep Auto Receivab	—	Short-term investment	—	US$	2,526	N/A	US$	2,481
	Massachusetts Rrb Spl Purp Tr	—	Short-term investment	—	US$	3,900	N/A	US$	3,845
(Continued)

				September 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousands)		Ownership	Thousands)		Note

	Mastr Asset Backed Secs Tr	—	Short-term investment	—	US$	1,468	N/A	US$	1,468
	Mastr Asset Backed Secs Tr	—	Short-term investment	—	US$	3,499	N/A	US$	3,499
	Mbna Master Cr Card Tr II	—	Short-term investment	—	US$	8,108	N/A	US$	7,909
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,500	N/A	US$	1,502
	Monumentl Global Fdg II	—	Short-term investment	—	US$	1,000	N/A	US$	1,001
	National City Auto Receivables	—	Short-term investment	—	US$	1,157	N/A	US$	1,161
	Navistar Finl 2003 A Owner Tr	—	Short-term investment	—	US$	4,928	N/A	US$	4,861
	Nissan Auto Receivables	—	Short-term investment	—	US$	7,000	N/A	US$	6,920
	Onyx Accep Owner Tr	—	Short-term investment	—	US$	4,913	N/A	US$	4,883
	Pg+E Energy Recovery Fdg LLC	—	Short-term investment	—	US$	4,749	N/A	US$	4,692
	Prime Cr Card Master Tr	—	Short-term investment	—	US$	4,080	N/A	US$	4,014
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	3,992	N/A	US$	3,921
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	4,204	N/A	US$	4,205
	Reliant Energy Transition Bd	—	Short-term investment	—	US$	4,973	N/A	US$	4,812
	Residential Asset Mtg Prods	—	Short-term investment	—	US$	3,100	N/A	US$	3,005
	Residential Asset Sec Mtg Pass	—	Short-term investment	—	US$	3,000	N/A	US$	2,966
	Residential Asset Sec Mtg Pass	—	Short-term investment	—	US$	3,780	N/A	US$	3,733
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	2,786	N/A	US$	2,732
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	5,067	N/A	US$	5,010
	Revolving Home Equity Ln Tr	—	Short-term investment	—	US$	3,809	N/A	US$	3,810
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,279	N/A	US$	1,279
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,460	N/A	US$	1,455
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,734	N/A	US$	1,738
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	839	N/A	US$	829
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	2,369	N/A	US$	2,323
	Structured Asset Invt Ln Tr	—	Short-term investment	—	US$	1,110	N/A	US$	1,109
	Toyota Auto Receivables 2003 B	—	Short-term investment	—	US$	4,970	N/A	US$	4,896
	Triad Auto Receivables Tr	—	Short-term investment	—	US$	4,043	N/A	US$	3,983
	Txu Elec Delivery Transition	—	Short-term investment	—	US$	3,530	N/A	US$	3,436
	Usaa Auto Owner Tr	—	Short-term investment	—	US$	3,718	N/A	US$	3,704
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	1,390	N/A	US$	1,388
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,956
	Washington Mut Mtg Secs Corp.	—	Short-term investment	—	US$	4,365	N/A	US$	4,333
	Wells Fargo Finl Auto Owner Tr	—	Short-term investment	—	US$	5,299	N/A	US$	5,241
	Wells Fargo Mtg Bkd Secs	—	Short-term investment	—	US$	4,014	N/A	US$	4,014
	WFS Financial Owner Trust	—	Short-term investment	—	US$	5,008	N/A	US$	4,948
	WFS Finl	—	Short-term investment	—	US$	1,540	N/A	US$	1,541
	WFS Finl 2004 2 Owner Tr	—	Short-term investment	—	US$	4,994	N/A	US$	4,929
	WFS Finl 2004 4 Owner Tr	—	Short-term investment	—	US$	5,399	N/A	US$	5,324
	WFS Finl 2005 2 Oner Tr	—	Short-term investment	—	US$	2,250	N/A	US$	2,239
	Whole Auto Ln Tr	—	Short-term investment	—	US$	1,954	N/A	US$	1,965
	Whole Auto Ln Tr	—	Short-term investment	—	US$	4,000	N/A	US$	3,938
	Whole Auto Ln Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,931
	World Omni Auto Receivables Tr	—	Short-term investment	—	US$	5,963	N/A	US$	5,859
(Continued)

				September 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousands)		Ownership	Thousands)			Note

	Corporate issued notes
	Canadian Imperial BK	—	Short-term investment	—	US$	1,999	N/A	US$		1,999
	Canadian Imperial BK	—	Short-term investment	—	US$	3,015	N/A	US$		3,015

	Money market funds
	SSGA Cash Mgmt Global Offshore	—	Short-term investment	—	US$	1,753	N/A		US$	1,753

	Equity
	Crimson Asia Capital Ltd., L.P.	—	Long-term investment	—		246,485	N/A			246,485
	Horizon Venture Fund I, L.P.	—	Long-term investment	—		55,388	N/A			55,388

TSMC-North America	TSMC stock	Parent company	Short-term investment	13,869		632,037	—			727,875

Chi Cherng	TSMC stock	Parent company	Short-term investment	16,454		458,564	—			863,496

Hsin Ruey	TSMC stock	Parent company	Short-term investment	16,485		459,511	—			865,115

TSMC International	Stock
	TSMC Development	Subsidiary	Long-term investment	1	US$	582,399	100	US$		582,399
	TSMC Technology	Subsidiary	Long-term investment	1	US$	5,623	100	US$		5,623
	InveStar	Subsidiary	Long-term investment	18,505	US$	20,130	97	US$		20,130
	InveStar II	Subsidiary	Long-term investment	51,300	US$	33,480	97	US$		33,480
TSMC Development	WaferTech stock	Subsidiary	Long-term investment	—	US$	435,243	99	US$		435,243

InveStar	Common stock
	RichTek Technology Corp.	—	Short-term investment	852	US$	73	—	US$		2,640
	Advanced Power Electronics Corp.	—	Short-term investment	764	US$	307	2	US$		691
	SiRF Technology Holdings, Inc.	—	Short-term investment	10	US$	44	—	US$		277
	Broadtek Electronics Corp.	—	Short-term investment	145	US$	46	—	US$		40
	Monolithic Power Systems, Inc.	—	Short-term investment	1,975	US$	1,567	7	US$		16,533
	Global Testing Corp.	—	Short-term investment	58,044	US$	4,961	8	US$		9,100
	Programmable Microelectronics
	(Taiwan), Corp.	—	Long-term investment	575	US$	208	1	US$		208
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	530	US$	160	4	US$		160
	Signia Technologies, Inc.	—	Long-term investment	701	US$	211	3	US$		211
	Advanced Power Electronics Corp.	—	Long-term investment	898	US$	334	2	US$		811
	Incentia Design Systems, Inc.	—	Long-term investment	365	US$	92	1	US$		92
	Broadtek Electronics Corp.	—	Long-term investment	145	US$	45	—	US$		40
	RichTek Technology Corp.	—	Long-term investment	632	US$	53	—	US$		1,958

	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,220	9	US$		1,220
	Sensory, Inc.	—	Long-term investment	1,404	US$	125	6	US$		125
	IP Unity, Inc.	—	Long-term investment	1,008	US$	494	3	US$		494
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	4	US$		3,530
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	2	US$		853
(Continued)

				September 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousands)		Ownership	Thousands)		Note

	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	10	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	741	2	US$	741

InveStar II	Common stock
	Monolithic Power Systems, Inc.	—	Short-term investment	864	US$	2,081	3	US$	7,238
	GeoVision, Inc.	—	Short-term investment	492	US$	109	1	US$	1,398
	Advanced Analogic Technology, Inc.	—	Short-term investment	484	US$	1,261	1	US$	6,098
	RichTek Technology Corp.	—	Short-term investment	399	US$	198	—	US$	1,237
	Signia Technologies, Inc.	—	Long-term investment	351	US$	101	1	US$	101
	Ralink Technology (Taiwan), Inc.	—	Long-term investment	1,833	US$	791	3	US$	791
	Silicon Data International Co., Inc.	—	Long-term investment	667	US$	100	3	US$	100
	Procoat Technology, Inc.	—	Long-term investment	6,532	US$	1,940	10	US$	1,940
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	419	US$	122	2	US$	122
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	177	US$	50	—	US$	50
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	738	4	US$	738
	EoNEX Technologies, Inc.	—	Long-term investment	55	US$	3,048	5	US$	3,048
	Conwise Technology Corporation, Ltd.	—	Long-term investment	2,800	US$	490	14	US$	490
	Goyatek Technology, Corp.	—	Long-term investment	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	574	5	US$	574
	EON Technology, Corp.	—	Long-term investment	3,264	US$	1,175	8	US$	1,175
	eChannelOpen Holding, Inc.	—	Long-term investment	358	US$	251	4	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	Epic Communications, Inc.	—	Long-term investment	191	US$	37	1	US$	37
	RichTek Technology Corp.	—	Long-term investment	296	US$	147	—	US$	919
	GeoVision, Inc.	—	Long-term investment	15	US$	3	—	US$	42

	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	8	US$	1,560
	NanoAmp Solutions, Inc.	—	Long-term investment	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	Reflectivity, Inc.	—	Long-term investment	4,255	US$	2,205	5	US$	2,205
	Kilopass Technologies, Inc.	—	Long-term investment	3,887	US$	2,000	18	US$	2,000
	FangTek, Inc.	—	Long-term investment	6,806	US$	3,250	34	US$	3,250
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	15	US$	3,500
	Alchip Technologies Limited	—	Long-term investment	2,597	US$	2,950	18	US$	2,950

Emerging Alliance	Common stock
	Global Investment Holding, Inc.	—	Long-term investment	10,000		$100,000	6		$100,000
	RichWave Technology Corp.	—	Long-term investment	3,380	US$	1,247	13	US$	1,247
	NetLogic Microsystems, Inc.	—	Long-term investment	113	US$	1,388	1	US$	2,444
	Quake Technologies, Inc.	—	Long-term investment	46	US$	35	—	US$	35
	Pixim, Inc.	—	Long-term investment	1,924	US$	512	4	US$	512
(Continued)

				September 30, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousands)		Ownership	Thousands)		Note

	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	555	US$	415	1	US$	415
	Pixim, Inc.	—	Long-term investment	2,193	US$	583	—	US$	583
	Ikanos Communication, Inc.	—	Long-term investment	7,446	US$	3,125	3	US$	3,125
	Quicksilver Technology, Inc.	—	Long-term investment	1,049	US$	—	4	US$	—
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	Long-term investment	1,204	US$	699	4	US$	699
	Reflectivity, Inc.	—	Long-term investment	4,848	US$	2,479	4	US$	2,479
	Miradia, Inc.	—	Long-term investment	3,040	US$	1,000	4	US$	1,000
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	5	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	6	US$	1,000
	NuCORE Technology Inc.	—	Long-term investment	2,254	US$	1,455	2	US$	1,455
	Next IO, Inc.	—	Long-term investment	800	US$	500	2	US$	500
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Centrality Communications, Inc.	—	Long-term investment	809	US$	1,000	2	US$	1,000
	Britestream Networks, Inc. (Layer N Networks, Inc.)	—	Long-term investment	1,905	US$	1,000	2	US$	1,000
	Teknovus, Inc.	—	Long-term investment	6,977	US$	1,327	3	US$	1,327
	Optimal Corporation	—	Long-term investment	485	US$	500	6	US$	500
	Mobilygen Corporation	—	Long-term investment	1,415	US$	750	1	US$	750

	Warrants
	Pixim, Inc.	—	Long-term investment	242		—	—		—
Partners	Common stock
	VisEra Cayman	—	Long-term investment	7,500	US$	7,500	50	US$	7,500

VTAF II	Common stock
	Yobon Technologies, Inc.	—	Long-term investment	1,675	US$	787	17	US$	787
	Sentelic, Corp.	—	Long-term investment	600	US$	1,022	15	US$	1,022

	Preferred stock
	Powerprecise Solutions, Inc.	—	Long-term investment	1,032	US$	1,000	8	US$	1,000
	Tzero Technologies, Inc.	—	Long-term investment	244	US$	500	2	US$	500
	Miradia, Inc.	—	Long-term investment	1,809	US$	1,600	2	US$	1,600
	Axiom Microdevices, Inc.	—	Long-term investment	761	US$	776	2	US$	776
	Next IO, Inc.	—	Long-term investment	216	US$	182	—	US$	182
	Ageia Technologies, Inc.	—	Long-term investment	1,149	US$	1,000	2	US$	1,000
	Audience, Inc.	—	Long-term investment	531	US$	102	1	US$	102
	GemFire Corporation	—	Long-term investment	600	US$	600	1	US$	600
	Optichron, Inc.	—	Long-term investment	353	US$	869	2	US$	869
	Leadtrend Technology, Inc.	—	Long-term investment	900	US$	431	5	US$	431
	Aquantia Corporation	—	Long-term investment	1,401	US$	1,150	5	US$	1,150
	Xceive Corporation	—	Long-term investment	714	US$	1,000	2	US$	1,000
(Continued)

				September 30, 2005
							Market Value or
					Carrying Value		Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in	Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousand)	Thousands)	Ownership	Thousands)	Note

	Warrants
	Aquantia Corporation	—	Long-term investment	46	$—	—	$—

GUC	Bond funds
	Fubon Ju-I Fund	—	Short-term investment	643	10,000	N/A	10,041
	Grand Cathay Bond Fund	—	Short-term investment	393	5,000	N/A	5,011
	Polaris De Li Bond Fund	—	Short-term investment	675	10,000	N/A	10,012
	Jih Sun Bond Fund	—	Short-term investment	747	10,000	N/A	10,023
	EnTrust Phoenix Bond Fund	—	Short-term investment	675	10,000	N/A	10,017
	Sheng Hua 1699 Bond Fund	—	Short-term investment	821	10,000	N/A	10,024
	ABN AMRO Bond Fund	—	Short-term investment	677	10,000	N/A	10,025
	Truswell Bond Fund	—	Short-term investment	798	10,000	N/A	10,023
	Dresdner Bond DAM Bond Fund	—	Short-term investment	879	10,000	N/A	10,014

	Stock
	Global Unichip Corporation - NA	Subsidiary	Long-term investment	100	4,426	100	4,426
	Global Unichip Japan	Subsidiary	Long-term investment	—	2,043	100	2,043

TABLE 4
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance			Acquisition				Disposal (Note 1)						Ending Balance
														Carrying		Gain (Loss)			Amount
						Amount			Amount			Amount		Value		on Disposal			(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(Thousand)	Thousands)		(Thousand)	Thousands)		(Thousand)	Thousands)		Thousands)		Thousands)		(Thousand)	(Note 2)

The Company	Bond funds
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan)Ltd.	—	78,698		$1,153,209	—		$—	16,689		$250,000		$244,553		$5,447	62,009		$908,656
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan)Ltd.	—	84,886		1,151,463	—		—	21,755		300,000		295,104		4,896	63,131		856,359
	Invesco R.O.C. Bond Fund	Short-term investment	INVESCO Asset Management Taiwan	—	76,705		1,101,911	—		—	28,760		420,000		413,156		6,844	47,945		688,755
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities	—	80,833		900,000	—		—	11,530		130,000		128,383		1,617	69,303		771,617
			Investment Consulting Co., Ltd.
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust	—	76,640		900,000	—		—	76,640		915,204		900,000		15,204	—		—
			Co., Ltd.
	Shinkong Chi-Shin Fund	Short-term investment	Shinkong Investment Trust Co., Ltd.	—	151,594		2,100,000	—		—	46,879		660,000		649,408		10,592	104,715		1,450,592
	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		249,449	—		—	—		251,784		249,449		2,335	—		—
	Government bonds
	2003 Government Bond Series A	Short-term investment	BNP and several financial	—	—		1,207,409	—		—	—		1,216,500		1,207,409		9,091	—		—
			institutions
	2004 Government Bond Series E	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		—	—		300,472	—		—		—		—	—		300,472

	2002 Government Bond Series B	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		—	—		360,608	—		—		—		—	—		357,312

	2005 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		—	—		2,548,689	—		—		—		—	—		2,548,733

	Kreditanstalt Fur Wiederaufbau	Short-term investment	—	—	—		—	—	US$	6,881	—		—		—		—	—	US$	6,881
	United States Treas NTS	Short-term investment	—	—	—	US$	192,357	—	US$	398,829	—	US$	509,896	US$	511,590	US$	(1,694)	—	US$	79,596

	Corporate bonds
	Taiwan Power Company	Short-term investment	China Bills Finance Corp.	—	—		2,777,798	—		—	—		2,807,500		2,777,798		29,702	—		—
	Formosa Petrochemical Corporation	Short-term investment	China Bills Finance Corp.	—	—		—	—		311,568	—		—		—		—	—		311,568
	Allstate Finl Global Fdg LLC	Short-term investment	—	—	—	US$	3,171	—		—	—	US$	3,086	US$	3,171	US$	(85)	—		—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—		—	—	US$	3,757	—		—		—		—	—	US$	3,757
	Bear Stearns Cos Inc. Medium Te	Short-term investment	—	—	—	US$	3,104	—		—	—	US$	3,106	US$	3,104	US$	2	—		—
	Caterpillar Finl Svcs Mtn	Short-term investment	—	—	—		—	—	US$	5,721	—		—		—		—	—	US$	5,721
	Citigroup Inc.	Short-term investment	—	—	—	US$	3,583	—	US$	—	—	US$	3,512	US$	3,583	US$	(71)	—		—
	Countrywide Fdg Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Countrywide Finl Corp.	Short-term investment	—	—	—		—	—	US$	3,000	—		—		—		—	—	US$	3,000
	Credit Suisse FB USA Inc.	Short-term investment	—	—	—	US$	2,645	—	US$	4,141	—	US$	2,593	US$	2,645	US$	(52)	—	US$	4,141
	Credit Suisse First Boston USA	Short-term investment	—	—	—		—	—	US$	3,832	—	US$	3,780	US$	3,832	US$	(52)	—		—
	Deere John Cap Corp.	Short-term investment	—	—	—		—	—	US$	5,079	—		—		—		—	—	US$	5,079
	European Invt BK	Short-term investment	—	—	—		—	—	US$	3,918	—		—		—		—	—	US$	3,918
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	US$	3,467	—		—	—	US$	3,432	US$	3,467	US$	(35)	—		—
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,989	—		—		—		—	—	US$	3,989
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—		—	—	US$	8,862	—		—		—		—	—	US$	8,862
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	US$	3,886	—		—	—	US$	3,823	US$	3,886	US$	(63)	—		—
	General Re Corp.	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Goldman Sachs Group Inc.	Short-term investment	—	—	—		—	—	US$	3,477	—		—		—		—	—	US$	3,477
	Goldman Sachs Group Inc. Mtn	Short-term investment	—	—	—	US$	3,505	—		—	—	US$	3,506	US$	3,505	US$	1	—		—
	Hancock John Global Fdg II Mtn	Short-term investment	—	—	—		—	—	US$	3,566	—		—		—		—	—	US$	3,566
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying		Gain (Loss)			Amount
						Amount			Amount			Amount		Value		on Disposal			(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(Thousand)	Thousands)		(Thousand)	Thousands)		(Thousand)	Thousands)		Thousands)		Thousands)		(Thousand)	(Note 2)

	Hbos Plc Medium Term Sr Nts	Short-term investment	—	—	—		$—	—	US$	3,201	—		$—		$—		$—	—	US$	3,201
	ING Sec Life Ins Ingslf	Short-term investment	—	—	—	US$	3,012	—		—	—	US$	3,008	US$	3,012	US$	(4)	—		—
	International Business Machs	Short-term investment	—	—	—		—	—	US$	7,247	—	US$	4,994	US$	4,998	US$	(4)	—	US$	2,249
	Intl Lease Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,028	—		—		—		—	—	US$	3,028
	JP Morgan Chase + Co.	Short-term investment	—	—	—		—	—	US$	3,406	—		—		—		—	—	US$	3,406
	Key Bk Na Med Term Nts Bk Entr	Short-term investment	—	—	—		—	—	US$	4,450	—		—		—		—	—	US$	4,450
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	US$	1,050	—	US$	4,507	—	US$	1,022	US$	1,050	US$	(28)	—	US$	4,507
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	US$	3,638	—		—	—	US$	3,571	US$	3,638	US$	(67)	—		—
	National City Corp.	Short-term investment	—	—	—		—	—	US$	3,426	—		—		—		—	—	US$	3,426
	Nationsbank Corp.	Short-term investment	—	—	—	US$	3,644	—		—	—	US$	3,522	US$	3,644	US$	(122)	—		—
	Nationwide Bldg Soc Mtn	Short-term investment	—	—	—		—	—	US$	3,000	—		—		—		—	—	US$	3,000
	Ppg Inds Inc.	Short-term investment	—	—	—		—	—	US$	3,571	—		—		—		—	—		—
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—		—
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	US$	3,050	—		—	—	US$	3,052	US$	3,050	US$	2	—		—
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	US$	3,507	—		—	—	US$	3,510	US$	3,507	US$	3	—		—
	Principal Life Global Fdg I Gl	Short-term investment	—	—	—	US$	3,168	—		—	—	US$	3,049	US$	3,168	US$	(119)	—		—
	Public Svc Elec Gas Co.	Short-term investment	—	—	—		—	—	US$	3,225	—		—		—		—	—	US$	3,225
	Salomon Smith Barney Hldgs Inc.	Short-term investment	—	—	—	US$	3,160	—		—	—	US$	3,046	US$	3,160	US$	(114)	—		—
	Wachovia Corp.	Short-term investment	—	—	—	US$	3,720	—		—	—	US$	3,568	US$	3,720	US$	(152)	—		—
	Washington Mut Fin Corp.	Short-term investment	—	—	—	US$	4,768	—		—	—	US$	3,591	US$	3,726	US$	(135)	—	US$	1,042
	Taiwan Power Company	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		915,276	—		1,102,245	—		—		—		—	—		2,005,495
	Nan Ya Plastics Corporation	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		407,526	—		886,619	—		—		—		—	—		1,157,394
	Agency bonds
	Federal Farm Cr Bks	Short-term investment	—	—	—		—	—	US$	3,985	—		—		—		—	—	US$	3,985
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	4,948	—		—	—	US$	4,947	US$	4,948	US$	(1)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,961	—		—	—	US$	4,954	US$	4,972	US$	(18)	—	US$	2,989
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	13,953	—		—	—	US$	13,888	US$	13,953	US$	(65)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	3,932	—		—		—		—	—	US$	3,932
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	13,981	—		—	—	US$	13,906	US$	13,981	US$	(75)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	13,983	—		—	—	US$	13,865	US$	13,983	US$	(118)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,042	—		—	—	US$	6,946	US$	7,042	US$	(96)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,014	—		—	—	US$	6,883	US$	7,014	US$	(131)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	4,136	—		—		—		—	—	US$	4,136
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	4,939	—		—		—		—	—	US$	4,939
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	7,886	—		—		—		—	—	US$	7,886
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,018	—	US$	3,960	—	US$	10,863	US$	10,978	US$	(115)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	4,965	—		—		—		—	—	US$	4,965
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	7,558	—		—		—		—	—	US$	7,558
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	8,594	—		—		—		—	—	US$	8,594
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	3,972	—		—		—		—	—	US$	3,972
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	7,887	—		—		—		—	—	US$	7,887
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	9,134	—		—		—		—	—	US$	9,134
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	3,379	—		—		—		—	—	US$	3,379
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	US$	4,953	—		—	—	US$	4,938	US$	4,953	US$	(15)	—		—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	6,925	—	US$	6,931	US$	6,925	US$	6	—		—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	6,980	—		—		—		—	—	US$	6,980
	Federal Home Loan Corp.	Short-term investment	—	—	—		—	—	US$	7,989	—		—		—		—	—	US$	7,989
	Federal Home Loan Mtg Corp.	Short-term investment	—	—	—	US$	4,903	—	US$	9,819	—	US$	9,798	US$	9,819	US$	(21)	—	US$	4,903
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$	6,940	—		—	—	US$	6,937	US$	6,940	US$	(3)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,921	—		—		—		—	—	US$	4,921
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	7,892	—		—		—		—	—	US$	7,892
(Continued)

												Disposal (Note 1)						Ending Balance
					Beginning Balance			Acquisition						Carrying		Gain (Loss)			Amount
						Amount			Amount			Amount		Value		on Disposal			(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(Thousand)	Thousands)		(Thousand)	Thousands)		(Thousand)	Thousands)		Thousands)		Thousands)		(Thousand)	(Note 2)

	Federal Natl Mtg Assn	Short-term investment	—	—	—		$—	—	US$	5,337	—	US$	5,300	US$	5,337	US$	(37)	—		$—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$	6,997	—		—	—	US$	6,956	US$	6,997	US$	(41)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,943	—		—		—		—	—	US$	4,943
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	14,952	—	US$	5,964	US$	5,981	US$	(17)	—	US$	8,971
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,430	—		—		—		—	—	US$	4,430
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,061	—	US$	4,041	US$	4,061	US$	(20)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	17,888	—		—		—		—	—	US$	17,888
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	5,928	—		—		—		—	—	US$	5,928
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	7,926	—		—		—		—	—	US$	7,926
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—		—	—	US$	9,758	—		—		—		—	—	US$	9,758
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—		—	—	US$	5,740	—		—		—		—	—	US$	5,740
	Freddie Mac	Short-term investment	—	—	—	US$	4,929	—		—	—	US$	4,931	US$	4,929	US$	2	—		—
	Fed Hm Ln Pc Pool 1H2520	Short-term investment	—	—	—		—	—	US$	3,961	—		—		—		—	—	US$	3,961
	Fed Hm Ln Pc Pool 847290	Short-term investment	—	—	—		—	—	US$	4,173	—	US$	4,170	US$	4,173	US$	(3)	—		—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	3,954	—		—		—		—	—	US$	3,954
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	5,389	—		—		—		—	—	US$	5,142
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	3,930	—		—		—		—	—	US$	3,890
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	3,992	—		—		—		—	—	US$	3,992
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,030	—		—		—		—	—	US$	4,030
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,051	—		—		—		—	—	US$	4,051
	Fnma Pool 793025	Short-term investment	—	—	—		—	—	US$	3,915	—		—		—		—	—	US$	3,637
	Fnma Pool 825395	Short-term investment	—	—	—		—	—	US$	3,417	—		—		—		—	—	US$	3,345
	Fnma Pool 825398	Short-term investment	—	—	—		—	—	US$	5,246	—		—		—		—	—	US$	5,007
	Fnma Pool 841069	Short-term investment	—	—	—		—	—	US$	3,966	—		—		—		—	—	US$	3,966

	Corporate issued asset — backed securities
	American Express Cr Account Ma	Short-term investment	—	—	—	US$	3,445	—		—	—	US$	3,428	US$	3,445	US$	(17)	—		—
	Americredit Automobile Receivb	Short-term investment	—	—	—		—	—	US$	5,000	—		—		—		—	—	US$	5,000
	California Infr + Economic Dev	Short-term investment	—	—	—	US$	4,298	—		—	—	US$	4,153	US$	4,298	US$	(145)	—		—
	California Infras + Economic	Short-term investment	—	—	—	US$	6,126	—		—	—	US$	5,103	US$	5,228	US$	(125)	—		—
	Capital One Multi Asset Execut	Short-term investment	—	—	—		—	—	US$	3,974	—		—		—		—	—	US$	3,974
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—	US$	10,008	—		—	—	US$	4,943	US$	5,009	US$	(65)	—	US$	4,999
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—		—	—	US$	3,299	—		—		—		—	—	US$	3,299
	Cendant Rent Car Fdg Aesop LLC	Short-term investment	—	—	—		—	—	US$	11,626	—		—		—		—	—	US$	11,626
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—	US$	4,959	—		—	—	US$	4,948	US$	4,959	US$	(11)	—		—
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—		—	—	US$	9,782	—		—		—		—	—	US$	9,782
	Cwabs Inc.	Short-term investment	—	—	—	US$	1,903	—	US$	1,865	—	US$	3,440	US$	3,435	US$	5	—		—
	Cwmbs Inc.	Short-term investment	—	—	—	US$	4,040	—		—	—	US$	3,479	US$	3,492	US$	(13)	—		—
	Cwmbs Inc.	Short-term investment	—	—	—		—	—	US$	4,040	—	US$	3,842	US$	3,823	US$	(19)	—		—
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	US$	4,897	—		—	—	US$	4,873	US$	4,897	US$	(24)	—		—
	First USA Credit Cr Master Tr	Short-term investment	—	—	—	US$	5,011	—		—	—	US$	5,007	US$	5,011	US$	(4)	—		—
	Honda Auto Receivables	Short-term investment	—	—	—	US$	5,000	—		—	—	US$	4,984	US$	5,000	US$	(16)	—		—
	Household Automotive Tr	Short-term investment	—	—	—		—	—	US$	8,352	—		—		—		—	—	US$	7,266
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,250
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—		—	—	US$	3,999	—		—		—		—	—	US$	3,999
	Lb Ubs Coml Mtg Tr	Short-term investment	—	—	—		—	—	US$	4,243	—		—		—		—	—	US$	4,095
	Massachusetts Rrb Spl Purp Tr	Short-term investment	—	—	—		—	—	US$	3,900	—		—		—		—	—	US$	3,900
	Mastr Asset Backed Secs Tr	Short-term investment	—	—	—		—	—	US$	3,825	—		—		—		—	—	US$	1,468
	Mastr Asset Backed Secs Tr	Short-term investment	—	—	—		—	—	US$	3,499	—		—		—		—	—	US$	3,499
	Mbna Cr Card Master Nt Tr	Short-term investment	—	—	—		—	—	US$	5,018	—	US$	5,015	US$	5,018	US$	(3)	—		—
	Mbna Master Cr Card Tr II	Short-term investment	—	—	—		—	—	US$	8,108	—		—		—		—	—	US$	8,108
(Continued)

												Disposal (Note 1)						Ending Balance
					Beginning Balance			Acquisition						Carrying		Gain (Loss)			Amount
						Amount			Amount			Amount		Value		on Disposal			(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(Thousand)	Thousands)		(Thousand)	Thousands)		(Thousand)	Thousands)		Thousands)		Thousands)		(Thousand)	(Note 2)

	Nissan Auto Receivables Own Tr	Short-term investment	—	—	—	US$	4,999	—		$—	—	US$	4,989	US$	4,999	US$	(10)	—		$—
	Nissan Auto Receivables Owner	Short-term investment	—	—	—	US$	4,853	—		—	—	US$	4,880	US$	4,853	US$	27	—		—
	Pg+E Energy Recovery Fdg LLC	Short-term investment	—	—	—		—	—	US$	4,749	—		—		—		—	—	US$	4,749
	Prime Cr Card Master Tr	Short-term investment	—	—	—		—	—	US$	4,080	—		—		—		—	—	US$	4,080
	Residential Asset Sec Mtg Pass	Short-term investment	—	—	—		—	—	US$	3,780	—		—		—		—	—	US$	3,780
	Residential Fdg Mtg Secs I Inc.	Short-term investment	—	—	—		—	—	US$	5,589	—		—		—		—	—	US$	5,067
	Revolving Home Equity Ln Tr	Short-term investment	—	—	—		—	—	US$	5,000	—		—		—		—	—	US$	3,809
	Sequoia Mtg Tr	Short-term investment	—	—	—		—	—	US$	4,560	—	US$	4,026	US$	4,026		—	—		—
	Sequoia Mtg Tr	Short-term investment	—	—	—		—	—	US$	3,500	—	US$	2,813	US$	2,810	US$	3	—		—
	Txu Elec Delivery Transition	Short-term investment	—	—	—	US$	7,736	—		—	—	US$	3,470	US$	3,491	US$	(21)	—	US$	3,530
	Usaa Auto Owner Tr	Short-term investment	—	—	—		—	—	US$	3,718	—		—		—		—	—	US$	3,718
	Usaa Auto Owner Tr	Short-term investment	—	—	—	US$	4,000	—		—	—	US$	3,995	US$	4,000	US$	(5)	—		—
	Washington Mut Mtg Secs Corp.	Short-term investment	—	—	—		—	—	US$	4,365	—		—		—		—	—	US$	4,365
	Wells Fargo Finl Auto Owner Tr	Short-term investment	—	—	—		—	—	US$	5,299	—		—		—		—	—	US$	5,299
	Wells Fargo Mtg Bkd Secs	Short-term investment	—	—	—		—	—	US$	4,014	—		—		—		—	—	US$	4,014
	Whole Auto Ln Tr	Short-term investment	—	—	—	US$	5,967	—		—	—	US$	5,973	US$	5,967	US$	6	—		—

Partners	VisEra Cayman	Long-term investment	—	—	—		—	7,500	US$	7,500	—		—		—		—	7,500	US$	7,500

Note1: The proceeds of bond investments matured are excluded.
Note2: The ending balance included the amortization of premium or discount on bond investments.

TABLE 5
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchase/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationship	Sale	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note

The Company	TSMC-North America	Subsidiary	Sales	$106,026,297	57	Net 30 days after invoice date	—	—	$22,728,468	55
	Philips	Major shareholder	Sales	2,145,073	1	Net 30 days after monthly closing	—	—	308,335	1
	GUC	Investee with controlling financial interest	Sales	225,242	—	Net 30 days after monthly closing	—	—	1	—

	SSMC	Investee accounted for using equity method	Sales	194,252	—	Net 45 days after monthly closing	—	—	—	—

	WaferTech	Subsidiary	Purchases	7,860,055	29	Net 30 days after monthly closing	—	—	(970,004)	10
	SSMC	Investee accounted for using equity method	Purchases	3,611,658	14	Net 30 days after monthly closing	—	—	(596,493)	6

	VIS	Investee accounted for using equity method	Purchases	3,300,928	12	Net 30 days after monthly closing	—	—	(739,543)	7

	TSMC-Shanghai	Subsidiary	Purchases	586,889	2	Net 30 days after monthly closing	—	—	(211,880)	2

GUC	TSMC-North America	The same Parent	Purchases	117,683	37	Net 30 days after invoice date	—	—	(7,326)	6

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 6
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL SEPTEMBER 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

							Amounts Received
					Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amount	Action Taken	Period	Debts
The Company	TSMC-North America	Subsidiary	$23,174,324	50 days	$7,367,006	Accelerate demand on account receivables	$9,020,201	$—
	TSMC Technology	Indirect subsidiaries	717,685	Note	2,035	Accelerate demand on account receivables	—	—
	SSMC	Investee accounted for using equity method	314,569	Note	—	—	—	—
	Philips	Major shareholder	308,335	57 days	8,022	Accelerate demand on account receivables	5,671	—
	TSMC-Shanghai	Subsidiary	104,705	Note	69,943	Accelerate demand on account receivables	—	—
Note: The ending balance included other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 7
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE SEPTEMBER 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Original Investment Amount		Balance as of September 30, 2005			Net Income	Investment
				September 30,	December 31,	Shares	Percentage of	Carrying	(Loss) of the	Gain (Loss)
Investor Company	Investee Company	Location	Main Businesses and Products	2005	2004	(Thousands)	Ownership	Value (Note 1)	Investee	(Note 2)	Note
The Company	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	$31,445,780	$31,445,780	$987,968	100	$24,186,711	$(515,064)	$(515,064)	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	9,187,962	—	100	9,888,482	(1,828,507)	(1,828,507)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	437,891	27	5,209,161	1,923,159	440,666	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,084,085	19,204	19,204	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	3,906,083	1,416,851	453,392	Investee accounted for using equity method
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,526,074	1,447,957	—	99	853,754	(81,484)	(81,077)	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,178	333,718	11,000	100	846,477	241,081	212,333	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	487,862	332,412	—	98	488,940	(16,377)	(17,620)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	40,172	46	429,936	81,685	39,999	Investee with controlling financial interest
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	99,061	2,236	2,236	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	78,068	76,996	(3,840)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	77,348	77,071	(3,873)	Subsidiary
	VisEra	Hsin-Chu, Taiwan	Manufacturing, material wholesaling and retailing of electronic spare parts	51,000	51,000	5,100	25	63,858	23,922	4,742	Investee with controlling financial interest
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	23,582	222	222	Subsidiary
Note 1: The treasury stock is deducted from the carrying value.
Note 2: The gains on disposal of the stocks of the Company held by subsidiaries and cash dividends from the Company are excluded.

TABLE 8
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES
INFORMATION OF INVESTMENT IN MAINLAND CHINA
SEPTEMBER 30, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated					Accumulated
				Outflow of					Outflow of
				Investment					Investment					Accumulated
		Total Amount		from Taiwan					from Taiwan as					Inward
		of Paid-in		as of		Investment Flows			of					Remittance of
		Capital		January 1, 2005		Outflow			September 30,		Percentage of	Investment	Carrying Value	Earnings as of
	Main Businesses and	(RMB in	Investment	(US$ in		(US$ in			2005 (US$ in		Ownership in	Gain (Loss)	as of	September 30,
Investee Company	Products	Thousand)	Type	Thousand)		Thousand)		Inflow	Thousand)		Investment	(Note 2)	September 30, 2005	2005
TSMC (Shanghai)	Manufacturing and	$12,180,367		$9,187,962			$2,992,405		$12,180,367
Company Limited	sales of integrated	(RMB3,070,623)	(Note 1)	(US$	276,000)	(US$	95,000)	$—	(US$	371,000)	100%	$(1,828,507)	$9,888,482	$—
circuits at the
order of and
pursuant to product
design
specifications
provided by
customers

Accumulated Investment in Mainland		Investment Amounts Authorized by
China as of September 30, 2005		Investment Commission, MOEA		Upper Limit on Investment
(US$ in Thousand)		(US$ in Thousand)		(US$ in Thousand)
	$12,180,367		$12,180,367		$12,180,367
(US$	371,000)	(US$	371,000)	(US$	371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2:	Amount was recognized based on the reviewed financial statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 28, 2005	By	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer